Filed pursuant to Rule 424(b)(5)
Registration No: 333-166300

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying base prospectus do not constitute an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated February 7, 2012

Prospectus Supplement

(To Prospectus dated April 26, 2010)

Synovus Financial Corp.

$250,000,000

    % Senior Notes due 2019

Interest payable              and

Issue Price:    %

The notes will mature on                    , 2019. Interest will accrue from                    , 2012. We may redeem the notes in whole or in part at any time at the redemption prices described on page S-19. There is no sinking fund for the notes.

See “Risk factors” beginning on page S-9 for a discussion of certain risks that you should consider in connection with an investment in the notes.

The notes will be senior unsecured obligations of Synovus Financial Corp. and will rank equally among themselves and with any future unsecured and unsubordinated indebtedness. The notes will not be guaranteed by any of our subsidiaries.

The notes are not a savings account, deposit or other obligation of any of our bank or nonbank subsidiaries. The notes are not insured by the Federal Deposit Insurance Corporation, or “FDIC,” or any other governmental agency or public or private insurer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

	Price to public		Underwriting discount		Proceeds to us before expenses

Per note		%		%		%

Total	$		$		$

The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

The notes will be issued only in registered book-entry form, in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. We expect that delivery of the notes will be made to investors through the facilities of The Depository Trust Company against payment in New York, New York on or about                     , 2012. Beneficial interests in the notes will be shown on, and transfers thereof will be effected only through, records maintained by The Depository Trust Company and its direct and indirect participants, including Clearstream Banking, société anonyme, Luxembourg and Euroclear Bank S.A./N.V.

Sole Book-Running Manager

J.P. Morgan

                    , 2012

Prospectus supplement

Prospectus

About this prospectus supplement

This document is comprised of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and certain other matters relating to us and our financial condition, and it adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, dated April 26, 2010, which provides more general information about the securities that we may offer from time to time, some of which may not apply to this offering. You should read carefully both this prospectus supplement and the accompanying prospectus in their entirety, together with additional information described under the heading “Where you can find more information” before investing in the notes.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus supplement and the accompanying prospectus to “Synovus,” “we,” “us,” “our” or similar references mean Synovus Financial Corp. together with its subsidiaries.

If the information set forth in this prospectus supplement differs in any way from the information set forth in the accompanying prospectus, you should rely on the information set forth in this prospectus supplement. If the information conflicts with any statement in a document that we have incorporated by reference, then you should consider only the statement in the more recent document.

We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference into those documents is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

Where you can find more information

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or “SEC.” Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available at the offices of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call 212-656-5060.

The SEC allows us to “incorporate by reference” into this prospectus supplement the information in other documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is considered to be part of this prospectus supplement. The following documents filed with the SEC are incorporated by reference (other than, in each case, documents or information deemed to have been “furnished” and not “filed” in accordance with SEC rules):

•	our annual report on Form 10-K for the year ended December 31, 2010, as amended by amendment no. 1 on Form 10-K/A filed on April 26, 2011, or our “2010 10-K;”

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•	our quarterly reports on Form 10-Q or Form 10-Q/A for the quarters ended March 31, 2011, June 30, 2011 and September 30, 2011;

•

those portions of our definitive proxy statement on Schedule 14A filed on March 18, 2011 in connection with our 2011 annual meeting of shareholders that are incorporated by reference into our 2010 10-K; and

•	our current reports on Form 8-K filed on January 3, 2011, January 10, 2011, March 4, 2011, May 3, 2011, July 11, 2011, September 6, 2011 and December 23, 2011.

All future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” prior to the termination of the notes offering are incorporated by reference into this prospectus supplement (other than information in such future filings deemed, under SEC rules or otherwise, not to have been filed with the SEC). Information filed with the SEC after the date of this prospectus supplement will automatically update and supersede information contained in or previously incorporated by reference into this prospectus supplement.

You may request a copy of these filings at no cost, by writing to or telephoning us at the following address or telephone number:

Director of Investor Relations

Synovus Financial Corp.

1111 Bay Avenue, Suite 501

Columbus, Georgia 31901

(706) 644-1930

We also have filed a registration statement (No. 333-166300) with the SEC relating to the notes offered by this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus are part of that registration statement. You may obtain from the SEC a copy of the registration statement and the related exhibits that we filed with the SEC. The registration statement may contain additional information that may be important to you.

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or any free writing prospectus we authorize that supplements this prospectus supplement. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

Forward-looking statements

Certain statements made or incorporated by reference in this prospectus supplement and the accompanying prospectus which are not statements of historical fact constitute forward-looking statements within the meaning of, and subject to the protections of, Section 27A of the Securities Act of 1933, as amended, or the “Securities Act,” and Section 21E of the Exchange Act. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, targets, expectations, anticipations, assumptions, estimates, intentions and future performance and involve known and unknown risks, many of which are beyond our control and

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which may cause our actual results, performance or achievements or the commercial banking industry or economy generally, to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are forward-looking statements. You can identify these forward-looking statements through our use of words such as “believes,” “anticipates,” “expects,” “may,” “will,” “assumes,” “should,” “predicts,” “could,” “would,” “intends,” “targets,” “estimates,” “projects,” “plans,” “potential” and other similar words and expressions of the future or otherwise regarding the outlook for our future business and financial performance and/or the performance of the commercial banking industry and economy in general. Forward-looking statements are based on the current beliefs and expectations of our management and are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements. A number of factors could cause actual results to differ materially from those contemplated by the forward-looking statements in this document. Many of these factors are beyond our ability to control or predict. These factors include, but are not limited to:

(1)	further deterioration in credit quality may result in increased non-performing assets and credit losses, which could adversely impact our capital, financial condition, and results of operations;

(2)	continuing declines in the values of residential and commercial real estate may result in further write-downs of assets and realized losses on disposition of non-performing assets, which may increase credit losses and negatively affect our financial results;

(3)	continuing weakness in the residential and commercial real estate environment, which may negatively impact our ability to liquidate non-performing assets, and may result in continued elevated levels of non-performing assets and potential problem loans;

(4)	the impact on our borrowing costs, capital costs and our liquidity due to further adverse changes in our credit ratings;

(5)	the risk that our allowance for loan losses may prove to be inadequate or may be negatively affected by credit risk exposures;

(6)	the concentration of our non-performing assets by loan type, in certain geographic regions and with affiliated borrowing groups;

(7)	changes in the interest rate environment and competition in our primary market area may result in increased funding costs or reduced earning assets yields, thus reducing margins and net interest income;

(8)	restrictions or limitations on access to funds from historical and alternative sources of liquidity, combined with additional subsidiary capital deployment, could adversely affect our overall liquidity, which could restrict our ability to make payments on our obligations or dividend payments on our common stock and Series A preferred stock and our ability to support asset growth and sustain our operations and the operations of Synovus Bank;

(9)	future availability and cost of capital and liquidity on favorable terms, if at all;

(10)	the risks that we may be required to undertake additional strategic initiatives or seek or deploy additional capital to satisfy applicable regulatory capital standards and pressures in light of expected increases in capital and liquidity requirements or as a result of supervisory actions or directives;

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(11)	decreases in non-interest income and increases in non-interest expense due to, among other things, implementation of The Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) and other regulatory initiatives;

(12)	changes in the cost and availability of funding due to changes in the deposit market and credit market, or the way in which we are perceived in such markets, including a further reduction in our debt ratings;

(13)	risks related to the timing of the recoverability of our deferred tax asset, which is subject to considerable judgment, and the risk that even after the recovery of our deferred tax asset balance under GAAP, there will remain limitations on the ability to include our deferred tax assets for regulatory capital purposes;

(14)	the risk that we could have an “ownership change” under Section 382 of the Internal Revenue Code, which could impair our ability to timely and fully utilize our net operating losses and built-in losses that may exist when such “ownership change” occurs;

(15)	the impact of our continued participation in the TARP and the U.S. Department of the Treasury Capital Purchase Program (“CPP”), including the impact of compensation and other restrictions imposed under TARP which affect our ability to attract, retain, and compensate talented executives and other employees and the impact of actions that we may be required to take to exit from the CPP and repay the outstanding preferred stock issued under the CPP;

(16)	the impact of the Dodd-Frank Act and other recent and proposed changes in governmental policy, laws and regulations, including proposed and recently enacted changes in the regulation of banks and financial institutions, or the interpretation or application thereof, including restrictions, increased capital requirements, limitations and/or penalties arising from banking, securities and insurance laws, regulations and examinations and restrictions on compensation;

(17)	the impact on our financial results, reputation and business if we are unable to comply with all applicable federal and state regulations and applicable memoranda of understanding, other supervisory actions or directives and any necessary capital initiatives;

(18)	the continuing impact of the execution of our strategic plan and efficiency and growth initiatives announced in late 2010 and January 2011, including the risk that we may not maintain the annual levels of expense savings realized to date under the plan or achieve the revenue growth and other benefits from such initiatives;

(19)	the costs and effects of litigation, investigations, inquiries or similar matters, or adverse facts and developments related thereto;

(20)	the costs of services and products provided to us by third parties, whether as a result of our financial condition, credit ratings, the way we are perceived by such parties, the economy or otherwise;

(21)	the effects of any damages to Synovus’ reputation resulting from developments related to any of the items identified above; and

(22)	other factors and other information contained in this document and in other reports and filings that we make with the SEC under the Exchange Act, including, without limitation, under the caption “Risk factors.”

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For a discussion of these and other risks that may cause actual results to differ from expectations, you should refer to the risk factors and other information in this prospectus supplement and the accompanying prospectus, and our other periodic filings, including our 2010 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, that we file from time to time with the SEC. All written or oral forward-looking statements that are made by or are attributable to us are expressly qualified by this cautionary notice. You should not place undue reliance on any forward-looking statements, since those statements speak only as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of new information or unanticipated events, except as may otherwise be required by law.

S-v

Summary

This summary highlights selected information contained elsewhere in, or incorporated by reference into, this prospectus supplement and may not contain all of the information that you should consider in making your investment decision. You should carefully read this entire prospectus supplement and the accompanying prospectus, as well as the information to which we refer you and the information incorporated by reference herein, before deciding whether to invest in the notes. You should pay special attention to the information contained under the caption entitled “Risk factors” in this prospectus supplement and “Risk Factors” in our 2010 10-K, as updated in our quarterly report on Form 10-Q for the quarter ended June 30, 2011, to determine whether an investment in the notes is appropriate for you.

Synovus Financial Corp.

Our business

Synovus Financial Corp. is a diversified financial services company and a registered bank holding company based in Columbus, Georgia. We provide integrated financial services including commercial and retail banking, financial management, insurance and mortgage services to our customers through 30 locally-branded banking divisions of our wholly owned subsidiary bank, Synovus Bank, and other offices in Georgia, Alabama, South Carolina, Florida and Tennessee. As of September 30, 2011, we had approximately $28.3 billion in assets, $23.1 billion in total deposits and $2.8 billion in shareholders’ equity, and our banking divisions ranged in size from $206 million to $4.0 billion in total assets.

We were incorporated under the laws of the State of Georgia in 1972. Our principal executive offices are located at 1111 Bay Avenue, Suite 500, Columbus, Georgia 31901 and our telephone number at that address is (706) 644-1930. Our common stock is traded on the New York Stock Exchange under the symbol “SNV.”

Recent developments

On January 24, 2012, Synovus reported financial results for the quarter and year ended December 31, 2011, which included the following:

•

Return to profitability in the second half of 2011—Synovus reported net income available to common shareholders of $12.8 million for the fourth quarter of 2011, compared to net income of $15.7 million for the third quarter of 2011, and a net loss of $180.0 million in the fourth quarter of 2010. Diluted net income per common share for the fourth quarter of 2011 was $0.014, compared to diluted net income per common share of $0.017 for the third quarter of 2011, and a net loss per common share of $0.229 for the fourth quarter of 2010. The fourth quarter of 2011 results include net investment securities gains of $10.3 million (compared to $62.9 million for the third quarter of 2011) as well as a $5.9 million charge related to Synovus’ indemnification obligation as a member of the VISA USA network. For 2011, Synovus reported a net loss attributable to common shareholders of $118.7 million, an 86.0% improvement compared to a net loss attributable to common shareholders of $848.2 million for 2010.

•

Continued improvement in credit metrics—Total credit costs were $568.1 million in 2011, a 57.3% decline from $1.33 billion in 2010. Total net charge-offs were $585.8 million in 2011, a 57.3% decline from $1.37 billion in 2010.

•

Continued disposition of distressed assets—New non-performing loan inflows were $948.8 million in 2011, a 40.2% improvement from $1.59 billion in 2010. During 2011, we continued to execute on our strategy to dispose of distressed assets and disposed of $702.5 million of distressed assets. As a result, non-performing assets have continued to decline at a steady pace and were $1.12 billion at December 31, 2011, a 12.7% decline from December 31, 2010, and a 39.4% decline from the peak in the first quarter of 2010. The total write-downs and allowance on total non-performing assets at December 31, 2011 is approximately 43%.

•

Net interest margin—Net interest margin in the fourth quarter of 2011 was 3.52%, an increase of five basis points from the third quarter of 2011 and an increase of fifteen basis points from the fourth quarter of 2010.

•

Focus on expense control—In 2011, we realized a $105.8 million or a 10.5% reduction in total non-interest expense, and a $95.3 million or 11.7% reduction in core non-interest expense. See “—Reconciliation of non-GAAP financial measures”. Total reported non-interest expense for 2011 was $903.8 million compared to $1.01 billion for 2010. The total number of employees at December 31, 2011 was 5,224, a decrease of 885, compared to 6,109 at December 31, 2010.

•	Balance sheet—At December 31, 2011, total assets were $27.2 billion, total deposits were $22.4 billion and total shareholders’ equity was $2.8 billion.

These results have not been audited or reviewed by our registered independent public accountants, nor have any other review procedures been performed by them with respect to these results. Accordingly, no opinion or any other form of assurance can be provided with respect to this information. Our actual results could differ from these estimates based on the completion of the review and audit process.

Concurrent tender offer

Concurrently with this offering, we are offering to purchase up to approximately $206.8 million in aggregate principal amount of our outstanding 4.875% Subordinated Notes due February 15, 2013, or “2013 notes.” We intend to use a portion of the net proceeds of this offering to pay the consideration in the tender offer. This offering is not conditioned on any minimum amount of the 2013 notes being tendered in the tender offer.

The offering

The following summary contains basic information about the notes and is not complete. It does not contain all the information that is important to you. For a more complete understanding of the notes, you should read the section of this prospectus supplement entitled “Description of the notes.”

Issuer	Synovus Financial Corp.

Securities offered	$250,000,000 aggregate principal amount of % Senior Notes due 2019

Issue price	%

Issue date	, 2012

Maturity date	The notes will mature on , 2019.

Interest payment dates	Interest will accrue from , 2012 and will be payable on and of each year, commencing , 2012.

Record dates	and

Day count convention	Interest on the notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

No guarantees	The notes are not guaranteed by any of our subsidiaries. As a result, the notes will be structurally subordinated to the liabilities of our subsidiaries as discussed below under “Ranking.”

Ranking	The notes will be our senior unsecured obligations and will rank equally among themselves and with any future unsecured and unsubordinated indebtedness, and senior to our existing and future subordinated and junior subordinated indebtedness, and will be effectively subordinated to our future secured indebtedness to the extent of the value of the collateral securing such indebtedness, and structurally subordinated to the existing and future indebtedness of our subsidiaries.

As of September 30, 2011:

•	we had no outstanding unsecured and unsubordinated indebtedness;

•	we had approximately $700.7 million in subordinated and junior subordinated indebtedness issued by Synovus Financial Corp.; and

•

we had approximately $788.8 million in long-term debt issued by our subsidiaries, which, together with approximately $23.9 billion in other outstanding debt and other liabilities, including deposits, of our consolidated subsidiaries, would rank structurally senior to the notes in case of liquidation or otherwise.

The indenture does not limit the amount of additional indebtedness we or our subsidiaries may incur.

Optional redemption	We may redeem the notes in whole or in part at any time at the redemption prices described on page S-19.

Sinking fund	There is no sinking fund for the notes.

Future issuances	The notes will initially be limited to an aggregate principal amount of $250,000,000. We may from time to time, without notice to or consent of the holders, increase the aggregate principal amount of the notes outstanding by issuing additional notes in the future with the same terms as the notes, except for the issue date and offering price, and such additional notes shall be consolidated with the notes issued in this offering and form a single series.

Use of proceeds	We estimate that the net proceeds from this offering, after deducting underwriting discounts and commissions and estimated expenses, will be approximately $ million. We intend to use a portion of the net proceeds to purchase up to approximately $206.8 million aggregate principal amount of our outstanding 2013 notes pursuant to a tender offer, and to pay the fees and expenses of the tender offer. There can be no assurance that our offer to purchase the 2013 notes will be completed as contemplated. We intend to use any remaining balance for general corporate purposes. See “Use of proceeds.”

Form and denomination	The notes will be offered in book-entry form through the facilities of The Depository Trust Company in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Listing	The notes will not be listed on any securities exchange.

Governing law	The notes and the indenture pursuant to which we will issue the notes will be governed by the laws of the State of New York.

Trustee	The Bank of New York Mellon Trust Company, N.A.

No prior market	The notes will be new securities for which there is no existing market. Although the underwriters have informed us that they intend to make a market in the notes, they are not obligated to do so, and they may discontinue market-making activities at any time without notice. We cannot assure you that an active or liquid market for the notes will develop or be maintained.

Risk factors	An investment in the notes involves risks. You should carefully consider the information contained under “Risk factors” in this prospectus supplement and in our 2010 10-K, as updated in our quarterly report on Form 10-Q for the quarter ended June 30, 2011, as well as other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus, including our financial statements and the notes thereto, before making an investment decision.

Summary consolidated financial and other data

The following table sets forth summary consolidated financial and other data of Synovus. The financial data as of and for the years ended December 31, 2010, 2009, 2008, 2007 and 2006 have been derived from our audited consolidated financial statements contained in our Annual Reports on Form 10-K or Form 10-K/A filed with the SEC, except for tangible common equity to risk-weighted assets ratio and tangible common equity to tangible assets ratio, which are reconciled below under “Reconciliation of non-GAAP financial measures.” The financial data as of and for the nine months ended September 30, 2011 and 2010 have been derived from our unaudited consolidated financial statements contained in our Quarterly Reports on Form 10-Q filed with the SEC, except for the non-GAAP measures noted above which are reconciled as provided below. The summary consolidated financial results are not indicative of our expected future operating results. The following summary consolidated financial information should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2010 10-K and our quarterly report on Form 10-Q for the quarter ended September 30, 2011, together with the historical consolidated financial statements and notes thereto, incorporated by reference into this prospectus supplement and the accompanying prospectus.

	For nine months ended September 30,		For year ended December 31,
	2011	2010	2010	2009	2008	2007	2006

	(dollars in thousands, except per share data)
Income statement:
Total revenues(a)	$897,773	$970,865	$1,292,951	$1,406,913	$1,495,089	$1,519,606	$1,472,347
Net interest income	696,998	744,366	986,333	1,010,310	1,077,893	1,148,948	1,125,789
Provision for losses on loans	364,230	878,872	1,131,274	1,805,599	699,883	170,208	75,148
Non-interest income(b)	265,405	225,456	305,347	410,670	417,241	371,638	344,440
Non-interest expense	684,683	780,570	1,009,576	1,221,289	1,456,057	830,343	756,746
(Loss) income from continuing operations, net of income taxes	(88,200)	(668,586)	(834,019)	(1,433,931)	(580,376)	337,969	410,431
Income from discontinued operations, net of income taxes and minority interest(c)	—	43,162	43,162	4,590	5,650	188,336	206,486
Net (loss) income	(88,200)	(625,424)	(790,857)	(1,429,341)	(574,726)	526,305	616,917
Net (loss) income attributable to non-controlling interest	(220)	(313)	(179)	2,364	7,712	—	—
Net (loss) income attributable to controlling interest	(87,980)	(625,111)	(790,678)	(1,431,705)	(582,438)	526,305	616,917
Dividends on and accretion of discount on preferred stock	43,510	43,079	57,510	56,966	2,057	—	—
Net (loss) income available to common shareholders	(131,490)	(668,190)	(848,188)	(1,488,671)	(584,495)	526,305	616,917

Per share data:
Basic earnings (loss) per common share:
(Loss) income from continuing operations	$(0.17)	$(1.09)	$(1.30)	$(4.00)	$(1.79)	$1.03	$1.28
Net (loss) income	(0.17)	(1.03)	(1.24)	(3.99)	(1.77)	1.61	1.92

Diluted earnings (loss) per common share:
(Loss) income from continuing operations	(0.17)	(1.09)	(1.30)	(4.00)	(1.79)	1.02	1.27
Net (loss) income	(0.17)	(1.03)	(1.24)	(3.99)	(1.77)	1.60	1.90
Cash dividends declared on common stock	0.03	0.03	0.04	0.04	0.46	0.82	0.78
Book value per common share(d)	3.60	4.10	2.29	3.93	8.68	10.43	11.39

	At or for nine months ended September 30,				At or for year ended December 31,
	2011		2010		2010		2009		2008		2007	2006

	(dollars in thousands, except per share data)
Balance sheet:
Investment securities	$3,596,511		$3,326,133		$3,440,268		$3,188,735		$3,770,022		$3,554,878	$3,263,483
Loans, net of unearned income	20,102,086		22,581,036		21,585,763		25,383,068		27,920,177		26,498,585	24,654,552
Deposits	23,109,427		25,236,225		24,500,304		27,433,534		28,617,179		24,959,816	24,528,463
Long-term debt	1,522,334		1,743,097		1,808,161		1,751,592		2,107,173		1,890,235	1,343,358
Shareholders’ equity	2,829,448		3,216,066		2,997,918		2,851,041		3,787,158		3,441,590	3,708,650
Average total shareholders’ equity	2,927,405		3,118,109		3,134,335		3,285,014		3,435,574		3,935,910	3,369,954
Average total assets	28,783,884		32,286,606		31,966,180		34,423,617		34,052,014		32,895,295	29,831,172

Performance ratios and other data:
Return on average assets from continuing operations	(0.41%	)	(2.77%	)	(2.61%	)	(4.17%	)	(1.70%	)	1.03%	1.39%
Return on average assets	(0.41%	)	(2.59%	)	(2.47%	)	(4.16%	)	(1.71%	)	1.60%	2.07%
Return on average common equity from continuing operations	(8.85%	)	(43.50%	)	(26.61%	)	(43.65%	)	(16.89%	)	8.59%	12.24%
Return on average common equity	(8.85%	)	(40.50%	)	(25.23%	)	(43.58%	)	(16.95%	)	13.37%	18.19%
Net interest margin	3.47%		3.33%		3.36%		3.19%		3.47%		3.97%	4.27%
Dividend payout ratio(e)	nm		nm		nm		nm		nm		51.25%	40.99%
Average shareholders’ equity to average assets	10.17%		9.66%		9.81%		9.54%		10.09%		11.96%	11.30%
Tangible common equity to risk-weighted assets(f)	8.66%		9.47%		8.90%		7.03%		8.74%		9.19%	10.55%
Tangible common equity to tangible assets	6.56%		7.26%		6.73%		5.74%		7.86%		8.90%	10.54%
Earnings to fixed charges ratio	0.52x		(1.56x	)	(1.48x	)	(2.17x	)	0.16x		1.47x	1.71x
Average common shares outstanding, basic	785,267		651,507		685,186		372,943		329,319		326,849	321,241
Average common shares outstanding, diluted	785,267		651,507		685,186		372,943		329,319		329,863	324,232

(a)	Consists of net interest income and non-interest income, excluding securities gains (losses).

(b)	Non-interest income for the nine months ended September 30, 2011 includes net gains on investment securities available for sale of $62.9 million.

(c)	On December 31, 2007, Synovus completed the tax-free spin-off of its shares of Total System Services, Inc. (“TSYS”) common stock to Synovus shareholders. In accordance with the provisions of ASC 360-10-35, Accounting for the Impairment or Disposal of Long-lived Assets, and ASC 420-10-50, Exit or Disposal Cost Obligations, the historical consolidated results of operations and financial position of TSYS, as well as all costs recorded by Synovus associated with the spin-off of TSYS, are now presented as discontinued operations. Discontinued operations for the year ended December 31, 2007 include a $4.2 million after-tax gain related to the transfer of Synovus’ proprietary mutual funds to a non-affiliated third party. Discontinued operations for the years ended December 31, 2010, 2009, 2008, 2007, and 2006 include the revenues and expenses of Synovus’ merchant services business, the sale of which was completed on March 31, 2010. Additionally, discontinued operations for the year ended December 31, 2010 include a $42.4 million gain, after tax, on the sale of the merchant services business.

(d)	Total shareholders’ equity less cumulative perpetual preferred stock, divided by common shares outstanding. Equity and common shares exclude impact of unexercised tangible equity units (“tMEDS”).

(e)	Determined by dividing cash dividends declared per common share by diluted net income per share.

(f)	The tangible common equity to risk-weighted assets ratio is a non-GAAP measure which is calculated as follows: (total shareholders’ equity minus preferred stock minus goodwill minus other intangible assets) divided by total risk-adjusted assets (see “Reconciliation of non-GAAP financial measures”).

(nm) Not meaningful.

Reconciliation of non-GAAP financial measures

The measures entitled tangible common equity to tangible assets ratio, tangible common equity to risk-weighted assets ratio, and core non-interest expense, which we refer to elsewhere in this prospectus supplement, are not measures recognized under generally accepted accounting principles, or GAAP, and therefore are considered non-GAAP financial measures. The most comparable GAAP measures are the ratio of total common shareholders’ equity to total assets and non-interest expense, respectively.

Management uses these non-GAAP financial measures to assess the performance of Synovus’ core business and the strength of its capital position. Synovus believes that these non-GAAP financial measures provide meaningful additional information about Synovus to assist investors in evaluating Synovus’ operating results, financial strength, and capitalization. These non-GAAP financial measures should not be considered as a substitute for operating results determined in accordance with GAAP and may not be comparable to other similarly titled measures at other companies. The tangible common equity to tangible assets ratio and the tangible common equity to risk-weighted assets ratio are used by management and investment analysts to assess the strength of our capital position. Total risk-weighted assets is a required measure used by banks and financial institutions in reporting regulatory capital and regulatory capital ratios to federal and state regulatory agencies. Core non-interest expense is a measure used by management to evaluate non-interest expense exclusive of other credit costs, restructuring charges, gain (loss) on curtailment of post-retirement benefits and Visa indemnification charge.

The computations of tangible common equity to tangible assets ratio, tangible common equity to risk-weighted assets ratio, and core non-interest expense, and the reconciliation of these measures to the most comparable GAAP measures are set forth in the tables below:

	At September 30,		At December 31,
	2011	2010	2010	2009	2008	2007	2006

	(dollars in thousands)

Tangible Common Equity Ratios:
Total risk-weighted assets	$21,372,114	$23,676,957	$22,748,532	$26,781,973	$32,106,501	$31,505,022	$29,930,284
Total assets	28,253,923	30,954,761	30,093,148	32,831,418	35,786,269	33,064,481	30,496,950
Goodwill	(24,431)	(24,431)	(24,431)	(24,431)	(39,521)	(519,138)	(515,719)
Other intangible assets, net	(9,482)	(13,463)	(12,434)	(16,649)	(21,266)	(28,007)	(35,693)

Tangible assets	$28,220,010	$30,916,867	$30,056,283	$32,790,338	$35,725,482	$32,517,336	$29,945,538

Total shareholders’ equity	$2,829,447	$3,216,066	$2,997,918	$2,851,041	$3,787,158	$3,441,590	$3,708,650
Goodwill	(24,431)	(24,431)	(24,431)	(24,431)	(39,521)	(519,138)	(515,719)
Other intangible assets, net	(9,482)	(13,463)	(12,434)	(16,649)	(21,266)	(28,007)	(35,693)
Cumulative perpetual preferred stock	(944,538)	(934,991)	(937,323)	(928,207)	(919,635)	—	—

Tangible common equity	$1,850,996	$2,243,181	$2,023,730	$1,881,754	$2,806,736	$2,894,445	$3,157,238

Total common shareholders’ equity to total assets(1)	6.67%	7.37%	6.85%	5.86%	8.01%	10.41%	12.16%
Tangible common equity to tangible assets	6.56%	7.26%	6.73%	5.74%	7.86%	8.90%	10.54%
Tangible common equity to risk-weighted assets	8.66%	9.47%	8.90%	7.03%	8.74%	9.19%	10.55%

(1)	Total shareholders’ equity less preferred stock divided by total assets.

For the years ended December 31, 2011 and 2010, the reconciliation of core non-interest expense is as follows:

	For the year ended December 31,
	2011	2010

	(in thousands)

Core Non-Interest Expense:
Total non-interest expense	$903,765	$1,009,576
Less: Other credit costs	(149,292)	(198,425)
Less: Restructuring charges	(30,665)	(5,538)
Less: (Loss) gain on curtailment of post-retirement benefit	(398)	7,092
Less: Visa indemnification charge	(6,038)	—

Core non-interest expense	$717,372	$812,705

Risk factors

An investment in the notes involves a number of risks. You should carefully consider the risks described below and the risk factors concerning our business included in our 2010 10-K, as updated in our quarterly report on Form 10-Q for the quarter ended June 30, 2011, in addition to the other information in this prospectus supplement and the accompanying prospectus, including our other filings, which are incorporated into this prospectus supplement by reference, before deciding whether an investment in the notes is suitable for you.

The notes are not a savings account, deposit or other obligation of any of our bank or nonbank subsidiaries. The notes are not insured by the FDIC or any other governmental agency or public or private insurer.

Our access to funds from our subsidiaries may become limited, thereby restricting our ability to make payments on our obligations.

Synovus Financial Corp. is a separate and distinct legal entity from its banking and nonbanking subsidiaries. We therefore depend on dividends, distributions and other payments from our banking and nonbanking subsidiaries to fund payments on our obligations, including debt obligations such as the notes. See “—We may be unable to access historical and alternative sources of liquidity, which could adversely affect our overall liquidity” in our 2010 10-K. Our banking subsidiaries and certain of our other subsidiaries are subject to laws that authorize regulatory bodies to block or reduce the flow of funds from those subsidiaries to us, and certain of our subsidiaries also are, or may become, subject to regulatory orders that would further limit their ability to pay dividends or other distributions to us. See “—We presently are subject to, and in the future may become subject to additional, supervisory actions and/or enhanced regulation that could have a material adverse effect on our business, operations, flexibility, financial condition, and the value of our common stock” in our quarterly report on Form 10-Q for the quarter ended June 30, 2011. Regulatory action of this kind could impede access to funds we need to make payments on our obligations, including interest and principal payments on the notes.

Our substantial level of debt could materially adversely affect our ability to generate sufficient cash to fulfill our obligations under the notes.

We have a substantial amount of debt, requiring significant interest and principal payments. As of September 30, 2011, we and our subsidiaries had approximately $1.5 billion in principal amount of long-term debt outstanding, including our 4.875% Subordinated Notes due February 15, 2013 but excluding the notes offered hereby. The indenture and the notes do not contain any limitation on the amount of debt, deposits or other obligations that may hereafter be issued, accepted or incurred by us or our subsidiaries. We and our subsidiaries are expected to incur additional obligations from time to time, and the risks related to our high level of debt could increase.

Our substantial level of debt could have important consequences to holders of the notes, including the following:

•	making it more difficult for us to satisfy our obligations with respect to our debt, including the notes;

•	requiring us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for other purposes;

•	increasing our vulnerability to adverse economic and industry conditions, which could place us at a disadvantage compared to our competitors that have relatively less debt;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate; and

•

limiting our ability to borrow additional funds, or to dispose of assets to raise funds, if needed, for working capital, capital expenditures, acquisitions, research and development and other corporate purposes.

In addition, a breach of any of the restrictions or covenants in our debt agreements could cause a cross-default under other debt agreements. A significant portion of our debt then may become immediately due and payable. We are not certain whether we would have, or be able to obtain, sufficient funds to make these accelerated payments. If any of our debt is accelerated, our assets may not be sufficient to repay such debt in full.

We may not be able to generate sufficient cash to service all of our debt, including the notes.

Our ability to make scheduled payments of principal and interest or to satisfy our obligations in respect of our debt, to refinance our debt or to fund capital expenditures will depend on our future operating performance. Prevailing economic conditions (including interest rates), regulatory constraints, including, among other things, on distributions to us from our subsidiaries and required capital levels with respect to certain of our banking and insurance subsidiaries, and financial, business and other factors, many of which are beyond our control, will also affect our ability to meet these needs. We may not be able to generate sufficient cash flows from operations, or obtain future borrowings in an amount sufficient to enable us to pay our debt, or to fund our other liquidity needs. We may need to refinance all or a portion of our debt on or before maturity. We may not be able to refinance any of our debt when needed on commercially reasonable terms or at all.

Our concurrent tender offer may not be completed as contemplated and as a result we may use all or a portion of the net proceeds of this offering for other purposes.

We intend to use a portion of the net proceeds from this offering to purchase up to approximately $206.8 million aggregate principal amount of our outstanding 2013 notes pursuant to a tender offer, and to pay the fees and expenses of the tender offer. We will use the balance of the net proceeds from this offering, including to the extent that holders of less than $206.8 million aggregate principal amount of 2013 notes tender such notes in the tender offer, after paying the fees and expenses of the tender offer, for general corporate purposes. We cannot predict the extent to which holders of our 2013 notes will tender their notes in the tender offer, and there can be no assurance that we will complete the tender offer as contemplated or that all of our outstanding 2013 notes will be tendered. Therefore, we may retain broad discretion over the use of the proceeds from this offering and may use them for purposes other than those contemplated. You may not agree with the ways we decide to use these proceeds, and our use of the proceeds may not yield any profits. Furthermore, it is the longstanding policy of the Federal Reserve Board that a bank holding company is expected to act as a source of financial strength for its subsidiary banks and to commit resources to support these banks. As a result of this policy, we may be required to commit resources, including proceeds from this offering, to our subsidiary banks in circumstances where we might not otherwise choose to do so and that may not yield any profits.

Your ability to transfer the notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the notes.

The notes are a new issue of securities for which there is no established trading market. The underwriters have advised us that they intend to make a market in the notes, as permitted by applicable laws and regulations; however, the underwriters are not obligated to make a market in the notes and they may discontinue their market-making activities at any time without notice. Therefore, an active market for the notes may not develop or, if developed, may not continue. The liquidity of any market for the notes will depend upon, among other things, the number of holders of the notes, our performance, the market for similar securities, the interest of securities dealers in making a market in the notes and other factors. If a market develops, the notes could trade at prices that may be lower than the initial offering price of the notes. Historically, the market for non-investment grade debt securities has been subject to disruptions that have caused substantial price volatility. The market, if any, for the notes may not be free from similar disruptions and any such disruptions may adversely affect the prices at which you may sell your notes.

The notes are structurally subordinated to all liabilities of our subsidiaries.

The notes are structurally subordinated to all liabilities of our subsidiaries, including without limitation, their debt, deposits and trade payables. As of September 30, 2011, we had approximately $788.8 million in long-term debt issued by our subsidiaries, which, together with approximately $23.9 billion in other outstanding debt and other liabilities, including deposits, of our consolidated subsidiaries, would rank structurally senior to the notes in case of liquidation or otherwise. None of our subsidiaries has guaranteed or otherwise become obligated with respect to the notes. Our right to receive assets from any of our subsidiaries upon its liquidation or reorganization, and the right of the holders of the notes to participate in those assets, is structurally subordinated to claims of that subsidiary’s depositors and creditors. Even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of that subsidiary and any debt of that subsidiary senior to that held by us, and our rights could otherwise be subordinated to the rights of other creditors and depositors of that subsidiary. Furthermore, none of our subsidiaries is under any obligation to make payments to us, and any payments to us would depend on the earnings or financial condition of our subsidiaries and various business considerations. Statutory, contractual or other restrictions may also limit our subsidiaries’ ability to pay dividends or make distributions, loans or advances to us. For these reasons, we may not have access to any assets or cash flows of our subsidiaries to make interest and principal payments on the notes.

There are limited covenants in the indenture

Neither we nor any of our subsidiaries is restricted from incurring additional debt or other liabilities, including additional senior debt, under the indenture. If we incur additional debt or liabilities, our ability to pay our obligations on the notes could be adversely affected. We expect to incur, from time to time, additional debt and other liabilities. In addition, we are not restricted under the indenture from granting security interests over our assets or from paying dividends or issuing or repurchasing our securities.

In addition, there are no financial covenants in the indenture. You are not protected under the indenture in the event of a highly leveraged transaction, reorganization, a default under our existing indebtedness, restructuring, merger or similar transaction that may adversely affect you, except to the extent described under “Description of the notes—Merger, consolidation or sale of assets” included in this prospectus supplement.

Changes in our credit ratings may adversely affect your investment in the notes.

The credit ratings of our indebtedness are an assessment by rating agencies of our ability to pay our debts when due. These ratings are not recommendations to purchase, hold or sell the notes, inasmuch as the ratings do not comment as to market price or suitability for a particular investor, are limited in scope, and do not address all material risks relating to an investment in the notes, but rather reflect only the view of each rating agency at the time the rating is issued. The ratings are based on current information furnished to the ratings agencies by us and information obtained by the ratings agencies from other sources. An explanation of the significance of such rating may be obtained from such rating agency. There can be no assurance that such credit ratings will remain in effect for any given period of time or that such ratings will not be lowered, suspended or withdrawn entirely by the rating agencies, if, in each rating agency’s judgment, circumstances so warrant.

During the second quarter of 2009, Moody’s Investors Service, Standard and Poor’s Ratings Services and Fitch Ratings downgraded our long term debt to below investment grade, and we have received further ratings downgrades since then, including most recently, on December 6, 2011 by Standard & Poor’s Ratings Services. The ratings agencies regularly evaluate us and Synovus Bank, and their ratings of our long-term debt are based on a number of factors, including our financial strength as well as factors not entirely within our control, including conditions affecting the financial services industry generally. In light of the continuing difficulties in the financial services industry and the housing and financial markets, there can be no assurance that we will not receive additional adverse changes in our ratings, which could adversely affect the cost and other terms upon which we are able to obtain funding and the way in which we are perceived in the capital markets. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under review for a downgrade, could affect the market value and liquidity of the notes and increase our borrowing costs.

Use of proceeds

We estimate that the net proceeds from this offering, after deducting underwriting discounts and commissions and estimated expenses, will be approximately $         million. We intend to use a portion of the net proceeds to purchase up to approximately $206.8 million aggregate principal amount of our outstanding 4.875% Subordinated Notes due February 15, 2013 pursuant to a tender offer, and to pay the fees and expenses of the tender offer. We will use the balance of the net proceeds from this offering, including to the extent that holders of less than $206.8 million aggregate principal amount of 2013 notes tender such notes in the tender offer, after paying the fees and expenses of the tender offer, for general corporate purposes. We cannot predict the extent to which holders of our 2013 notes will tender their notes in the tender offer, and there can be no assurance that we will complete the tender offer as contemplated or that all of our outstanding 2013 notes will be tendered.

This offering is not conditioned on any minimum amount of 2013 notes being tendered in the tender offer.

Capitalization

The following table sets forth our consolidated capitalization as of September 30, 2011:

•	on an actual basis;

•

on an adjusted basis to give effect to the sale of the notes offered hereby, for total net proceeds of approximately $         million after deducting underwriting discounts and commissions and estimated expenses; and

•

on a further adjusted basis to give effect to the purchase of our 2013 notes in the concurrent tender offer, assuming we accept for purchase approximately $206.8 million aggregate principal amount of 2013 notes tendered in the tender offer, and to the payment of estimated fees and expenses of the tender offer, as described under “Use of proceeds.”

This information should be read together with the selected consolidated financial and other data in this prospectus supplement as well as the audited and unaudited consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” in our 2010 10-K and our quarterly report on Form 10-Q for the quarter ended September 30, 2011, which are incorporated by reference into this prospectus supplement. This offering is not contingent upon completion of the tender offer. See “Use of proceeds.”

	At September 30, 2011
	Actual	As adjusted	As further adjusted

	(dollars in thousands, except share data)
Federal funds purchased and other short-term borrowings	$328,806	$	$

Long-term debt:
Parent company:
Notes offered hereby	$—	$	$
4.875% subordinated notes, due February 15, 2013	206,750			—
5.125% subordinated notes, due June 15, 2017	450,000
13.00% junior subordinated amortizing notes with quarterly interest and principal payments through May 15, 2013	43,918
LIBOR + 1.80% debentures, due April 19, 2035	10,000
Hedge related basis adjustment(1)	22,916

Total long-term debt—parent company	733,584

Subsidiaries:
FHLB advances with interest and principal payments due at various maturity dates through 2018	783,944
Other notes payable and capital leases with interest and principal payments due at various maturity dates through 2031	4,806

Total long-term debt—subsidiaries	788,750

Total long-term debt	$1,522,334	$	$

	At September 30, 2011
	Actual	As adjusted		As further adjusted

	(dollars in thousands, except share data)

Shareholders’ equity:
Cumulative perpetual preferred stock—no par value. Authorized 100,000,000 shares; and outstanding 967,870 shares	$944,538	$		$

Common stock—$1.00 par value.
Authorized 1,200,000,000 shares, issued 790,973,729 shares, and outstanding 785,280,277 shares	790,974
Additional paid-in capital	2,254,068
Less treasury stock at cost—5,693,452 shares	(114,176)
Accumulated other comprehensive income	32,189
Accumulated deficit	(1,078,145)

Total shareholders’ equity	$2,829,448	$		$

Total capitalization (including short-term borrowings)	$4,680,588	$		$

Capital ratios:
Tier 1 capital	$2,770,971	$		$
Tier 1 common equity	1,817,168
Total risk-based capital	3,533,600
Tier 1 capital ratio	12.97%		%		%
Tier 1 common equity ratio	8.50%		%		%
Total risk-based capital to risk-weighted asset ratio	16.53%		%		%
Leverage ratio	9.87%		%		%
Common equity to assets ratio	10.01%		%		%
Tangible common equity to tangible assets ratio(2)	6.56%		%		%
Tangible common equity to risk-weighted assets ratio(2)	8.66%		%		%

(1)	Unamortized balance of terminated interest rate swaps reflected in debt for financial reporting purposes.

(2)	See “Summary—Reconciliation of non-GAAP financial measures.”

Ratio of earnings to fixed charges

Our consolidated ratios of earnings to fixed charges for each of the periods indicated are set forth below.

	Nine months ended September 30,				Year ended December 31,
	2011		2010		2010		2009		2008		2007	2006

Including interest on deposits	0.52x		(1.56x	)	(1.48x	)	(2.17x	)	0.16x		1.47x	1.71x
Excluding interest on deposits	(1.13x	)	(16.10x	)	(14.62x	)	(30.72x	)	(4.52x	)	3.83x	5.28x

For the nine months ended September 30, 2011, earnings were insufficient to cover fixed charges by $86.5 million (excluding interest on deposits). For the nine months ended September 30, 2010, earnings were insufficient to cover fixed charges by $689.5 million (including and excluding interest on deposits). For the year ended December 31, 2010, earnings were insufficient to cover fixed charges by $849.2 million (including and excluding interest on deposits). For the year ended December 31, 2009, earnings were insufficient to cover fixed charges by $1.6 billion (including and excluding interest on deposits). For the year ended December 31, 2008, earnings were insufficient to cover fixed charges by $661.0 million (including and excluding interest on deposits). In each period during which earnings were insufficient to cover fixed charges, Synovus met all financial obligations.

Description of notes

General

The notes will be a series of our senior debt securities. The notes will be issued pursuant to a senior notes indenture to be entered into before issuance of the notes between us and The Bank of New York Mellon Trust Company, N.A., as trustee (the “trustee”). Throughout this description of notes, we refer to the senior notes indenture as the “indenture”. The trustee’s main role is to enforce your rights against us if we default. The following description of the notes may not be complete and is subject to and qualified in its entirety by reference to the indenture. Wherever we refer to particular sections or defined terms of the indenture, it is our intent that those sections or defined terms will be incorporated by reference in this prospectus supplement. For the purposes of this description of notes, references to “Synovus,” “we,” “us,” “our” or similar terms mean only Synovus Financial Corp. and not any of its subsidiaries.

The notes will be issued in fully registered book-entry form without coupons and in denominations of $2,000 and integral multiples of $1,000 in excess thereof. We do not intend to apply for the listing of the notes on any securities exchange. The notes will be unsecured and will rank equally among themselves and with any of our future unsecured and unsubordinated indebtedness and will rank senior to our existing and future subordinated and junior subordinated indebtedness.

Since we are a holding company, our rights and the rights of our creditors, including holders of the notes, to participate in the assets of any of our subsidiaries upon the liquidation or reorganization of any of our subsidiaries will be subject to prior claims of the creditors of any such subsidiary, including, in the case of Synovus Bank, its depositors, except to the extent that we are a creditor of such subsidiary with recognized claims against the subsidiary. Claims on our subsidiaries by creditors other than us may include claims with respect to long-term debt and substantial obligations with respect to deposit liabilities, federal funds purchased, securities sold under repurchase agreements, other short-term borrowings and various other financial obligations.

The notes are not savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and are not insured by the FDIC or any other governmental agency or instrumentality.

The notes will initially be limited to an aggregate principal amount of $250,000,000. We may from time to time, without notice to or consent of the holders, increase the aggregate principal amount of the notes outstanding by issuing additional notes in the future with the same terms as the notes, except for the issue date and offering price, and such additional notes shall be consolidated with the notes issued in this offering and form a single series.

The notes will mature at 100% of their principal amount on                     , 2019 (the “maturity date”). The notes will not be entitled to any sinking fund.

Payments of principal and interest to owners of the book-entry interests described below are expected to be made in accordance with the procedures of The Depository Trust Company (“DTC”) and its participants.

Interest

The notes will bear interest at an annual rate equal to     %. Interest on the notes will be payable semi-annually in arrears on              and              of each year (each such date, an “interest payment date”), beginning on                     , 2012, to the persons in whose names the notes are registered at the close of business on the preceding              and              of each year. Interest on the notes at the maturity date will be payable to the persons to whom principal is payable. Interest on the notes will be computed on the basis of a 360-day year consisting of twelve 30-day months. Interest payments on the notes will be the amount of interest accrued from and including                     , 2012 or the most recent interest payment date on which interest has been paid to but excluding the interest payment date or the maturity date, as the case may be.

If an interest payment date, redemption date or the maturity date falls on a day that is not a business day, the related payment of interest and principal will be made on the next day that is a business day, and no interest on the notes or such payment will accrue for the period from and after such interest payment date, redemption date or maturity date, as the case may be.

When we refer to a “business day” with respect to the notes, we mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

Ranking

The notes will be senior unsecured obligations and will rank equally with any of our future unsecured and unsubordinated indebtedness and senior to our existing and future subordinated and junior subordinated indebtedness, and will be effectively subordinated to our future secured indebtedness to the extent of the value of the collateral securing such indebtedness, and structurally subordinated to the existing and future indebtedness of our subsidiaries. Because we are a holding company, our right to participate in any distribution of the assets of our banking or nonbanking subsidiaries, upon a subsidiary’s dissolution, winding-up, liquidation or reorganization or otherwise, and thus the ability of a holder of notes to benefit indirectly from such distribution, is subject to prior claims of creditors of any such subsidiary, except to the extent that we may be a creditor of that subsidiary and our claims are recognized. There are legal limitations on the extent to which some of our subsidiaries, including Synovus Bank, may extend credit, pay dividends or otherwise supply funds to, or engage in transactions with, us or some of our other subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay amounts due under our contracts or otherwise to make any funds available to us. Our subsidiaries may, without notice or consent of the holders of the notes, incur additional debt and liabilities in the future, all of which would rank structurally senior to the notes. As of September 30, 2011, we had approximately $788.8 million in long-term debt issued by our subsidiaries, which, together with approximately $23.9 billion in other outstanding debt and other liabilities, including deposits, of our consolidated subsidiaries, would rank structurally senior to the notes in case of liquidation or otherwise.

Synovus may from time to time, without notice or consent of the holders of the notes, incur additional senior indebtedness ranking equally with the notes as well as additional subordinated and junior subordinated indebtedness ranking junior to the notes.

Optional redemption by us

We will have the option to redeem the notes in whole or in part, at any time, at a redemption price equal to the greater of (A) 100% of the principal amount of the notes to be redeemed or (B) as determined by the quotation agent described below, the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed, not including any portion of such payments of interest accrued as of the date on which the notes are to be redeemed, discounted to the date on which the notes are to be redeemed on a semiannual basis assuming a 360-day year consisting of twelve 30-day months, at the adjusted treasury rate described below plus      basis points, in each case plus accrued interest on the notes to be redeemed to but excluding the date on which the notes are to be redeemed.

We will utilize the following procedures to calculate the adjusted treasury rate described in the previous paragraph. We will appoint J.P. Morgan Securities LLC, or its successor, and three or more other primary U.S. Government securities dealers in New York City as reference dealers, and we will appoint J.P. Morgan Securities LLC or its successor to act as our quotation agent. If either J.P. Morgan Securities LLC, or its successor, is no longer a primary U.S. Government securities dealer, we will substitute another primary U.S. Government securities dealer in its place as a reference dealer.

The quotation agent will select a United States Treasury security which has a maturity comparable to the remaining maturity of our notes which would be used at the time of selection and in accordance with customary financial practice to price new issues of corporate debt securities with a maturity comparable to the remaining maturity of our notes. The reference dealers will provide us with the bid and asked prices for that comparable United States Treasury security as of 5:00 p.m. on the third business day before the redemption date. We will calculate the average of the bid and asked prices provided by each reference dealer, eliminate the highest and the lowest reference dealer quotations and then calculate the average of the remaining reference dealer quotations. However, if we obtain fewer than four reference dealer quotations, we will calculate the average of all the reference dealer quotations and not eliminate any quotations. We call this average quotation the comparable treasury price. The adjusted treasury rate will be the semiannual equivalent yield to maturity of a security whose price is equal to the comparable treasury price, in each case expressed as a percentage of its principal amount.

We may redeem the notes at any time on a redemption date of our choice. However, we must give the holders of such notes notice of the redemption not less than 30 days or more than 60 days before the redemption date. We will give the notice in the manner described under “—Notices.” If we elect to redeem fewer than all the notes, the trustee will select the particular notes to be redeemed on a pro rata basis, by lot or in such manner that the trustee deems fair and appropriate.

Restrictive covenant

Limitations on sales and issuance of voting shares

Under the indenture, as long as any notes are outstanding, we have agreed not to (i) issue, sell or otherwise dispose of any voting shares of any principal subsidiary bank or any securities convertible into or options, warrants or rights to subscribe to such voting shares, (ii) permit the merger or consolidation of any principal subsidiary bank with or into any other corporation, or

(iii) permit the sale or other disposition of all or substantially all of the assets of any principal subsidiary bank, in each case unless after giving effect to such transaction we would own, directly or indirectly, at least 80% of the voting shares of such principal subsidiary bank.

The indenture defines a principal subsidiary bank as any subsidiary bank, the consolidated assets of which constitute 20% or more of our consolidated assets or any other subsidiary bank designated as a principal subsidiary bank pursuant to a board resolution and set forth in an officers’ certificate delivered to the trustee, or a subsidiary that owns, directly or indirectly, any voting shares, or securities convertible into, or options, warrants or rights to subscribe for or purchase voting shares of any such principal subsidiary bank. As of the date of this prospectus, only Synovus Bank is a principal subsidiary bank. The indenture defines voting shares as outstanding shares of capital stock of any class having voting power under ordinary circumstances to elect at least a majority of the board of directors.

Notwithstanding the foregoing, this covenant does not prohibit any such transaction if:

•	required by any law or any regulation or order of any governmental authority;

•	required as a condition imposed by law, regulation or order to the acquisition by us, directly or indirectly, of certain other entities also designated as principal subsidiary banks;

•

after such transaction, we own, directly or indirectly, not less than the percentage of voting shares of the principal subsidiary bank subject to the transaction that we owned prior to such transaction;

•

the proceeds of such transaction are used to invest within a certain amount of time in a subsidiary bank the assets of which are equal to at least 80% of the assets of the principal subsidiary bank being disposed of; or

•

such transaction is a merger, consolidation or sale of all or substantially all of the assets of a principal subsidiary bank with and into a principal subsidiary bank or us so long as Synovus owns, directly or indirectly, at least 80% of the voting shares of the surviving principal subsidiary bank.

Under the terms of the indenture, we will be required to furnish to the trustee annually, on or before a date not more than four months after the end of our fiscal year, a brief certificate from our principal executive, financial or accounting officer as to his or her knowledge of our compliance with all conditions and covenants under the indenture.

Merger, consolidation or sale of assets

We may not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of our property and assets (in one transaction or a series of related transactions) to, any Person unless either:

•	Synovus is the continuing Person; or

•

the Person (if other than Synovus) formed by such consolidation or into which Synovus is merged or to which properties and assets of Synovus shall be sold, conveyed, transferred or leased is a corporation organized and validly existing under the laws of the United States of America or any jurisdiction thereof and expressly assumes, by a supplemental indenture, executed and delivered to the trustee, all of the obligations of Synovus on all series of notes and under the indenture; and

•	Synovus, in the case of either of the above, has delivered to the trustee:

•

an opinion of counsel stating that such consolidation, merger or sale, conveyance, transfer or lease and such supplemental indenture (if any) complies with the provisions of the indenture concerning mergers, consolidations or sale of assets, and that all conditions precedent provided for in such provisions relating to such transaction have been complied with and that such supplemental indenture (if any) constitutes the legal, valid and binding obligation of Synovus and such successor enforceable against such Person in accordance with its terms, subject to customary exceptions, and

•	an officers’ certificate to the effect that immediately after giving effect to such transaction, no default shall have occurred and be continuing.

Upon any such consolidation or merger, or any sale, conveyance, transfer, lease or other disposition of all or substantially all of our property and assets in accordance with the foregoing paragraph, the successor Person formed by such consolidation or into which we are merged or to which such sale, conveyance, transfer, lease or other disposition is made shall succeed to, and be substituted for, and may exercise every right and power of, Synovus under the indenture with the same effect as if such successor Person had been named as a party to the indenture and thereafter the predecessor Person, except in the case of a lease, shall be relieved of all obligations and covenants under the indenture and the notes.

For purposes of this section, the term “Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

This covenant would not apply to any recapitalization transaction, change of control of us or a transaction in which we incur a large amount of additional debt unless the transactions or change of control included a merger or consolidation or transfer or other disposition of all or substantially all of our assets. There are no covenants or other provisions in the indenture providing for a put or increased interest or that would otherwise afford holders of the notes additional protection in the event of a recapitalization transaction, a change of control of us or a transaction in which we incur or acquire a large amount of additional debt.

Although there is a limited body of case law interpreting the phrase “all or substantially all” and similar phrases, there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of a person.

Additional notes

We may in the future from time to time, without notice to or consent of the holders of the notes, create and issue additional notes having the same terms and conditions as the notes offered by this prospectus supplement in all respects, except for any differences in the issue date and price and interest accrued prior to the issue date of the additional notes; provided that if such additional notes are not fungible with the notes offered hereby for U.S. federal income tax and securities law purposes, the additional notes will have a separate CUSIP number. The notes offered hereby and any additional notes would rank equally and ratably and would be treated as a single class for all purposes under the indenture. No additional notes may be issued if any event of default has occurred and is continuing with respect to the notes.

Events of default, notice and waiver

Each of the following “Events of Default” set forth in the indenture will be applicable to the notes:

• we fail to pay the principal of the notes when due;

• we fail for 30 days to pay any interest payable on the notes;

•

we default in the performance of or breach any other covenant or agreement we make in the indenture with respect to the notes which has continued for 90 days after written notice as provided for in accordance with the indenture by the trustee or the holders of at least 25% in principal amount of the notes; and

•	certain events of bankruptcy, insolvency or reorganization of us occur.

If there is a continuing event of default under the indenture with respect to the notes, then the trustee or the holders of not less than 25% of the total principal amount of the notes may declare immediately due and payable the principal amount of the notes, and the interest accrued thereon, except that such amounts will automatically become immediately due and payable in cases of certain events of bankruptcy, insolvency or reorganization of us occurs. However, at any time after an acceleration with respect to the notes then outstanding has been declared or has occurred, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of a majority in principal amount of the notes may waive all defaults with respect to such notes, and rescind and annul such declaration and its consequences if:

•

we deposit with the trustee all required payments of the principal of, and interest on the notes (and, to the extent lawful, interest on overdue installments of interest) plus certain fees, expenses, disbursements and advances of the applicable trustee; and

•	all events of default, other than the nonpayment of accelerated principal of the notes, have been cured or waived as provided in the indenture.

The indenture also provides that the holders of not less than a majority in principal amount of the notes may waive an existing default with respect to the notes and its consequences, except a default consisting of:

•	our failure to pay the principal of or interest on the notes; or

•	a default relating to a covenant or provision contained in the indenture that by its terms cannot be modified or amended without the consent of the holders of each outstanding note.

The trustee is generally required to give notice to the holders of the notes within 90 days of an uncured default of which the trustee has actual notice under the indenture.

The indenture provides that no holder of the notes may institute a proceeding with respect to the indenture or for any remedy under the indenture, unless such holder has previously given notice to the trustee of a default or an event of default and the trustee fails to act for 60 days after:

•	such holder has previously given the trustee a written notice of a continuing event of default,

•

the trustee has received a written request to institute proceedings in respect of a default or an event of default from the holders of not less than 25% in principal amount of the notes, as well as an offer of indemnity reasonably satisfactory to the trustee; and

•	no direction inconsistent with such written request has been given to the trustee during that 60-day period by the holders of a majority in principal amount of the notes.

Subject to provisions in the indenture specifically relating to the trustee’s duties in case of default, the trustee is not under an obligation to exercise any of its rights or powers under the indenture at the request or direction of any holders of the notes, unless the holders of the notes have offered to the trustee security or indemnity reasonably satisfactory to the trustee against the costs, expenses and liabilities that might be incurred by the trustee in compliance with such request or direction. Subject to these provisions for the indemnification of the trustee, the holders of not less than a majority in principal amount of the notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or of exercising any trust or power conferred upon the trustee. However, the trustee may refuse to follow any direction which is in conflict with any law or the indenture, which may involve the trustee in personal liability or which may be unduly prejudicial to the holders of the notes not joining in the direction. The trustee may take any other proper action not inconsistent with the instructions received by such majority of holders.

Modification of the indenture

Modification and amendment of the indenture may be made only with the consent of the holders of not less than a majority in principal amount of the notes except as provided in the indenture and described below. However, no modification or amendment may, without the consent of each holder affected thereby, do any of the following:

•	change the stated maturity of or any installment of interest on the principal of the notes;

•	reduce the principal amount of or the rate or amount of interest on the notes;

•	reduce the percentage of the holders of the notes necessary to modify or amend the indenture; or

•

reduce the percentage of the holders of the notes necessary to approve any supplemental indenture or to waive compliance with certain provisions of the indenture or certain defaults and their consequences.

We and the trustee may modify or amend the indenture, without the consent of any holder of the notes for any of the following purposes:

•	to cure any ambiguity, defect or inconsistency in the indenture, provided that such action shall not materially and adversely affect the interests of the holders of the notes;

•	to comply with the provisions of the indenture concerning mergers, consolidations or sales of assets;

•	to comply with any requirements of the Securities and Exchange Commission to qualify the indenture under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”);

•	to evidence and provide for the acceptance or appointment of a successor trustee with respect to the notes or facilitate the administration of the trusts under the indenture by more than one trustee;

•	to establish the form of any securities and to provide for the issuance of any series of securities under the indenture and to set forth the terms thereof;

•	to provide for uncertificated or unregistered notes and to make all appropriate changes for such purpose; and

•	to make any change that does not materially and adversely affect the rights of any holder of notes.

Discharge of obligations

Under the indenture, under certain circumstances, we may discharge certain obligations to holders of the notes that have not already been delivered to the trustee for cancellation. We can discharge these obligations by irrevocably depositing with the trustee funds in United States dollars or United States government obligations in an amount sufficient to pay the entire indebtedness on the notes, including the principal of and interest payable on the notes to the date of the deposit, if the notes have become due and payable, or to the maturity date, if the notes have not yet become due and payable.

Book-entry, delivery and form

General

The notes offered hereby will be issued in registered, global form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The notes will be issued on the issue date therefor only against payment in immediately available funds.

The notes offered hereby initially will be represented by one or more permanent global certificates (which may be subdivided) in definitive, fully registered form without interest coupons, which we refer to as the “global notes.”

The global notes will be deposited upon issuance with the trustee as custodian for DTC in New York, New York, and registered in the name of DTC or its nominee for credit to an account of a direct or indirect participant in DTC (including the Euroclear System (“Euroclear”) or Clearstream Banking, S.A. (“Clearstream”)), as described below under “—Depositary procedures.”

Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for notes in certificated form except in the limited circumstances described below under “—Exchange of book-entry notes for certificated notes.”

Transfers of beneficial interests in the global notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Depositary procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them.

We do not take any responsibility for these operations and procedures and urge investors to contact the systems or their participants directly to discuss these matters. DTC is a limited-purpose trust company created to hold securities for its participating organizations, referred to as “participants,” and facilitate the clearance and settlement of transactions in those securities between DTC’s participants through electronic book-entry changes in accounts of its participants. DTC’s participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly, which entities are referred to as “indirect participants.”

Persons who are not DTC participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants. DTC has no knowledge of the identity of beneficial owners of securities held by or on behalf of DTC. DTC’s records reflect only the identity of its participants to whose accounts securities are credited. The ownership interests and transfer of ownership interests of each beneficial owner of each security held by or on behalf of DTC are recorded on the records of DTC’s participants and indirect participants.

Pursuant to procedures established by DTC:

•	upon deposit of the global notes, DTC will credit the accounts of its participants designated by the underwriters with portions of the principal amount of the global notes; and

•

ownership of such interests in the global notes will be maintained by DTC (with respect to its participants) or by DTC’s participants and indirect participants (with respect to other owners of beneficial interests in the global notes).

Investors in the global notes may hold their interests therein directly through DTC, if they are participants in such system, or indirectly through organizations (including Euroclear and Clearstream) that are participants or indirect participants in such system. Euroclear and Clearstream will hold interests in the notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositaries, which are Euroclear Bank, S.A./N.V., as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. The depositaries, in turn, will hold interests in the notes in customers’ securities accounts in the depositaries’ names on the books of DTC.

All interests in a global note, including those held through Euroclear or Clearstream, will be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream will also be subject to the procedures and requirements of these systems. The laws of some jurisdictions require that certain persons take physical delivery of certificates evidencing securities they own. Consequently, the ability to transfer beneficial interests in a global note to such persons will be limited to that extent. Because DTC can act only on behalf of its participants, which in turn act on behalf of indirect participants, the ability of beneficial owners of interests in a global note to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests. For certain other restrictions on the transferability of the notes, see “—Exchange of book-entry notes for certificated notes.”

Except as described below, owners of interests in the global notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or holders thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest on, a global note registered in the name of DTC or its nominee will be payable by the trustee (or the paying agent if other than the trustee) to DTC in its capacity as the registered holder under the indenture. We and the trustee will treat the persons in whose names the notes, including the global notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, none of us, the trustee or any of our respective agents has or will have any responsibility or liability for:

•

any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interests in the global notes, or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the global notes; or

•	any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date in amounts proportionate to their respective holdings in the principal amount of the relevant security as shown on the records of DTC, unless DTC has reason to believe it will not receive payment on such payment date. Payments by the participants and the indirect participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the trustee or us.

None of us or the trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by their depositaries. Crossmarket transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in that system in accordance with the rules and procedures and within the established deadlines (Brussels time) of that system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositaries to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a global note from a participant in DTC will be credited and reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a global note by or through a Euroclear or Clearstream participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account with DTC interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the global notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and the procedures may be discontinued at any time. None of us or the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

The information in this section concerning DTC, Euroclear and Clearstream and their book-entry systems has been obtained from sources that we believe to be reliable, but we do not take any responsibility for the accuracy thereof.

Exchange of book-entry notes for certificated notes

The global notes are exchangeable for certificated notes in definitive, fully registered form without interest coupons only in the following limited circumstances:

•	DTC (1) notifies us that it is unwilling or unable to continue as depositary for the global notes or (2) has ceased to be a clearing agency registered under the Exchange Act, or

•	if there shall have occurred and be continuing an event of default with respect to the notes.

In all cases, certificated notes delivered in exchange for any global note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of DTC (in accordance with its customary procedures).

Same-day settlement and payment

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System.

Trustee

The Bank of New York Mellon Trust Company, N.A. will act as trustee for the notes. From time to time, we and some of our subsidiaries may maintain deposit accounts and conduct other banking transactions, including lending transactions, with the trustee in the ordinary course of business. Additionally, The Bank of New York Mellon Trust Company, N.A. serves as trustee under the indenture involving our existing debt securities. Upon the occurrence of an event of default or an event which, after notice or lapse of time or both, would become an event of default under the notes, or upon the occurrence of a default under another indenture under which The Bank of New York Mellon Trust Company, N.A. serves as trustee, the trustee may be deemed to have a conflicting interest with respect to the other debt securities as to which we are not in default for purposes of the Trust Indenture Act and, accordingly, may be required to resign as trustee under the indenture. In that event, we would be required to appoint a successor trustee.

Notices

Any notices required to be given to the holders of the notes will be given to DTC.

Governing law

The indenture and the notes are governed by and will be construed in accordance with the laws of the State of New York.

Material U.S. federal income tax considerations

This disclosure is limited to the U.S. federal income tax issues addressed herein. Additional issues may exist that are not addressed in this disclosure and that could affect the U.S. federal income tax treatment of the notes.

The following are the material U.S. federal income tax consequences of the purchase, ownership and disposition of the notes. This discussion applies only if you:

•

purchase the notes in this offering at their “issue price,” which will equal the first price to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the notes is sold for money, and

•	hold the notes as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment).

This discussion does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances or if you are in a category of persons that are subject to special rules, such as:

•	certain financial institutions,

•	banks,

•	insurance companies,

•	dealers in securities,

•	persons holding notes as part of a hedge, “straddle,” integrated transaction or similar transactions,

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar,

•	pass-through entities (e.g., partnerships or other entities classified as partnerships for U.S. federal income tax purposes) or investors who hold the notes through pass-through entities,

•	tax-exempt entities,

•	former citizens or residents of the United States, or

•	persons subject to the alternative minimum tax.

If you are a partner in an entity that is classified as a partnership for U.S. federal income tax purposes and that holds notes, your U.S. federal income tax treatment with respect to the notes will generally depend on your status and upon the activities of the partnership. You and the partnership should each consult your tax advisor as to the particular U.S. federal income tax consequences of holding and disposing of the notes.

This summary is for general information only and is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, all as of the date hereof, and changes to any of which subsequent to the date of this offering memorandum may affect the tax consequences described herein (possibly with retroactive effect). The discussion does not address the application of the unearned income Medicare contribution tax to income or gain realized on the notes, and does not address any non-income tax considerations or any foreign, state of local tax consequences. You are urged to consult your tax advisor with regard to the application of the U.S. federal income tax laws to your particular situation as well as any tax consequences arising under other federal tax laws (such as estate and gift tax laws) or the laws of any state, local or non-U.S. taxing jurisdiction.

Tax consequences to U.S. Holders

This section applies to you if you are a “U.S. Holder.” As used herein, the term “U.S. Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States,

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia, or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Payments of interest.    Stated interest paid on a Note will be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of accounting for federal income tax purposes.

Sale, exchange, redemption, retirement or other disposition.    Upon the sale, exchange, redemption, retirement or other disposition of a note, you generally will recognize taxable gain or loss equal to the difference between the amount you realize on the sale, exchange, redemption, retirement or other disposition and your adjusted tax basis in the note. For these purposes, the amount realized does not include any amount attributable to accrued and unpaid interest. Amounts attributable to accrued interest are treated as interest as described under “—Payments of interest” above. Your adjusted tax basis in the note generally will equal the cost of the note to you.

Gain or loss realized on the sale, exchange, redemption, retirement or other disposition of a note will generally be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange, redemption, retirement or other disposition you have held the note for more than one year. Long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, generally will be subject to reduced tax rates. The deductibility of capital losses may be subject to limitations.

Backup withholding and information reporting.    Information returns generally will be filed with the IRS in connection with interest payments on the notes and the proceeds from a sale or other disposition (including a retirement or redemption) of the notes. You will be subject to backup withholding on these payments if you fail to provide your correct taxpayer identification number to the paying agent and comply with certain certification procedures, or otherwise fail to establish an exemption from backup withholding. The amount of any backup withholding from a payment to you will generally be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, if you timely provide the required information to the IRS. You should consult your tax advisor regarding your qualification for an exemption from backup withholding, and the procedures for establishing such exemption, if applicable.

Tax consequences to Non-U.S. Holders

This section applies to you if you are a “Non-U.S. Holder.” As used herein, the term “Non-U.S. Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	a nonresident alien individual,
•	a foreign corporation, or
•	a foreign estate or trust,

but does not include you if you are an individual present in the United States for 183 days or more in the taxable year of disposition of the notes and you are not otherwise a resident of the United States for U.S. federal income tax purposes. If you are such an individual, you should consult your tax advisor regarding the U.S. federal income tax consequences of the sale, exchange, redemption or other disposition of the notes.

Payments on the notes.    Subject to the discussion below concerning backup withholding, payments of principal and interest on the notes made by us or any paying agent to you will not be subject to U.S. federal withholding tax, provided that, in the case of interest,

•

you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote and you are not a controlled foreign corporation related, directly or indirectly, to us through stock ownership and

•	you fulfill the certification requirement described below.

Certification requirement.    Interest on a note will not be exempt from U.S. federal withholding tax unless you certify on a properly executed IRS Form W-8BEN, under penalties of perjury, that you are not a United States person.

If interest income with respect to a note is not exempt from U.S. federal withholding tax as described above, you will be subject to U.S. federal income tax at a 30% rate unless (1) such tax is eliminated or reduced by an applicable income tax treaty or (2) such interest income is effectively connected with the conduct by you of a trade or business in the United States.

If interest on your note is effectively connected with the conduct by you of a trade or business in the United States, subject to an applicable income tax treaty providing otherwise, although you will be exempt from the withholding tax discussed in the preceding paragraphs, you will generally by taxed in the same manner as if you were a U.S. Holder (see “Tax consequences to U.S. Holders” above), except that you will be required to provide a properly executed IRS Form W-8 (generally an IRS Form W-8ECI) in order to receive payments of interest free of the withholding tax. You should consult your tax advisor with respect to other U.S. tax consequence of the ownership and disposition of notes including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate).

Sale, exchange, redemption, retirement or other disposition.    Subject to the discussion below concerning backup withholding, you generally will not be subject to U.S. federal income tax on gain recognized on a sale, exchange, redemption, retirement or other disposition of the notes, unless the gain is effectively connected with the conduct by gain of a trade or business in the United States, subject to an applicable income tax treaty providing otherwise.

If you are engaged in a trade or business in the United States and you recognize gain on a sale or other disposition of the notes that is effectively connected with that trade or business, you will generally be taxed as if you were a U.S. Holder (see “Tax consequences to U.S. Holders” above), subject to an applicable income tax treaty providing otherwise. You should consult your tax advisor with respect to the U.S. tax consequences of the ownership and disposition of the notes, including the possible imposition of a branch profits tax.

Backup withholding and information reporting.    Information returns generally will be filed with the IRS in connection with interest payments on the notes. Unless you comply with certification procedures to establish that you are not a United States person, information returns may be filed with the IRS reporting your proceeds from a sale or other disposition (including a retirement or redemption) of the notes and you may be subject to backup withholding on interest payments on the notes or on the proceeds from a sale or other disposition of the notes. The certification procedures required to claim the exemption from withholding tax on interest described above will satisfy the certification requirements necessary to avoid backup withholding as well. The amount of any backup withholding from a payment to you will generally be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund if you timely provide the required information to the IRS.

Benefit plan investor considerations

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), impose certain requirements on (a) employee benefit plans subject to Title I of ERISA, (b) individual retirement accounts, Keogh plans or other arrangements subject to Section 4975 of the Code, (c) entities whose underlying assets include “plan assets” by reason of any such plan’s or arrangement’s investment therein (we refer to the foregoing collectively as “Plans”) and (d) persons who are fiduciaries with respect to Plans. In addition, certain governmental, church and non-U.S. plans (“Non-ERISA Arrangements”) are not subject to Section 406 of ERISA or Section 4975 of the Code but may be subject to other laws that are substantially similar to Section 406 of ERISA and Section 4975 of the Code (each, a “Similar Law”).

In addition to ERISA’s general fiduciary standards, Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of a Plan and persons who have specified relationships to the Plan, i.e., “parties in interest” as defined in ERISA or “disqualified persons” as defined in Section 4975 of the Code (we refer to the foregoing collectively as “parties in interest”) unless exemptive relief is available under an exemption issued by the U.S. Department of Labor. Parties in interest that engage in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and Section 4975 of the Code. We, the underwriters and our and the underwriters’ current and future affiliates may be parties in interest with respect to many Plans. Thus, a Plan fiduciary considering an investment in securities should also consider whether such an investment might constitute or give rise to a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code. For example, the notes may be deemed to represent a direct or indirect sale of property, extension of credit or furnishing of services between us and an investing Plan which would be prohibited if we are a party in interest with respect to the Plan unless exemptive relief were available under an applicable exemption.

In this regard, each prospective purchaser that is, or is acting on behalf of, a Plan, and proposes to purchase notes, should consider the exemptive relief available under the following prohibited transaction class exemptions, or PTCEs: (A) the in-house asset manager exemption (PTCE 96-23), (B) the insurance company general account exemption (PTCE 95-60), (C) the bank collective investment fund exemption (PTCE 91-38), (D) the insurance company pooled separate account exemption (PTCE 90-1) and (E) the qualified professional asset manager exemption (PTCE 84-14). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide a limited exemption for the purchase and sale of securities and related lending transactions, provided that neither the issuer of the securities nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than adequate consideration in connection with the transaction (the so-called “service provider exemption”). There can be no assurance that any of these statutory or class exemptions will be available with respect to transactions involving the notes.

Each purchaser or holder of a note, and each fiduciary who causes any entity to purchase or hold a note, shall be deemed to have represented and warranted, on each day such purchaser or holder holds such notes, that either (i) it is neither a Plan nor a Non-ERISA Arrangement and it is not purchasing or holding notes on behalf of or with the assets of any Plan or Non-ERISA arrangement; or (ii) its purchase, holding and subsequent disposition of such notes shall not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA, Section 4975 of the Code or any provision of Similar Law.

Fiduciaries of any Plans and Non-ERISA Arrangements should consult their own legal counsel before purchasing the notes. We also refer you to the portions of the prospectus addressing restrictions applicable under ERISA, the Code and Similar Law.

Each purchaser of a note will have exclusive responsibility for ensuring that its purchase, holding and subsequent disposition of the note does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any Similar Law. Nothing herein shall be construed as a representation that an investment in the notes would meet any or all of the relevant legal requirements with respect to investments by, or is appropriate for, Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement.

Underwriting

We and the underwriters for the offering named below have entered into an underwriting agreement dated as of the date of this prospectus supplement, with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase, and we have agreed to sell to each underwriter, the principal amount of notes shown in the following table.

Underwriters	Principal amount of notes

J.P. Morgan Securities LLC	$

Total		$250,000,000

Notes sold by the underwriters to the public initially will be offered at the public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the public offering price of up to    % of the principal amount of notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the public offering price of up to     % of the principal amount of notes. If all the notes are not sold at the public offering price, the underwriters may change such offering price and the other selling terms.

Certain of our directors and executive officers may purchase notes in this offering at the public offering price. Our directors and executive officers are purchasing the notes for investment purposes and accordingly have indicated to us that they will not, without our consent, offer or sell such notes for at least a period of 90 days after purchase.

The following table shows the underwriting discount that we will pay to the underwriters in connection with the offering of the notes:

Paid by us

Per note		%
Total	$

We have agreed, for a period from the date of the underwriting agreement through and including the closing date of the offering, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any debt securities that are issued or guaranteed by us and have a tenor of more than one year, without the prior written consent of J.P. Morgan Securities LLC.

The notes are a new issue of securities with no established trading market. We have been advised by the underwriters that they intend to make a market in the notes, but they are not obligated to do so and may discontinue such market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

In connection with the offering, the underwriters may purchase and sell the notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because another underwriter has repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

Stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the notes, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

In addition to the underwriting discounts payable to the underwriters as set forth on the cover page of this prospectus supplement, we estimate that our expenses for this offering will be approximately $750,000.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Conflict of interest

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory investment management, investment research, principal investment, hedging, financing and brokerage activities.

In the ordinary course of their respective businesses and in exchange for customary fees, certain of the underwriters and their respective affiliates have in the past provided, currently provide, and may in the future from time to time provide, investment banking and general financing and commercial banking services to us and certain of our affiliates. We have retained J.P. Morgan Securities LLC to act as the dealer manager for the concurrent tender offer of our 2013 notes, for which it will receive customary fees and reimbursement of reasonable out-of-pocket expenses.

We have been advised by the underwriters as follows: In the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

The notes are offered for sale in the United States and certain jurisdictions outside the United States in which such offer and sale is permitted.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes which are the subject of the offering contemplated by this prospectus supplement to the public in that Relevant Member State other than: (i) to any legal entity which is a qualified investor as defined in the Prospectus Directive; (ii) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriters for any such offer; or (iii) in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of notes shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

This prospectus supplement has been prepared on the basis that all offers of the notes in any Member State of the European Economic Area will be made pursuant to an exemption under Article 3(2) of the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to publish a prospectus for offers of the notes. Accordingly, any person making or intending to make any offer of the notes in that Relevant Member State may only do so in circumstances in which no obligation arises for us, our affiliates or any of the underwriters to publish a prospectus pursuant to the Prospectus Directive for such offer. Neither we nor any of the underwriters have authorized, nor do we or they authorize, the making of any offer of the notes in circumstances in which an obligation arises for us or any underwriter to publish a prospectus pursuant to the Prospectus Directive for such offer.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State; “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State; and “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each of the underwriters has represented and agreed and undertaken that:

1.	it has only communicated, or caused to be communicated, and will only communicate, or cause to be communicated, an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

2.	it has complied, and will comply, with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes, in, from or otherwise involving the United Kingdom.

Legal matters

The validity of the notes offered by this prospectus supplement will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York. Certain other legal matters in connection with this offering will be passed upon for us by Alston & Bird LLP, Atlanta, Georgia. Certain legal matters in connection with this offering will be passed upon for the underwriters by Wachtell, Lipton, Rosen & Katz, New York, New York.

Experts

The consolidated financial statements of Synovus Financial Corp. and its subsidiaries as of December 31, 2010 and 2009, and for each of the years in the three-year period ended December 31, 2010, and the assessment of the effectiveness of internal control over financial reporting as of December 31, 2010 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

PROSPECTUS

COMMON STOCK

PREFERRED STOCK

PREFERRED STOCK PURCHASE RIGHTS

WARRANTS

DEBT SECURITIES

PURCHASE CONTRACTS

UNITS

The securities listed above may be offered and sold by us and/or may be offered and sold, from time to time, by one or more selling securityholders to be identified in the future. We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest in the securities described in the applicable prospectus supplement.

This prospectus may not be used to sell securities unless accompanied by the applicable prospectus supplement.

Synovus Financial Corp.’s common stock is traded on the New York Stock Exchange under the trading symbol “SNV.”

Any securities offered by this prospectus and any accompanying prospectus supplement will be our equity securities or unsecured obligations and will not be savings accounts, deposits or other obligations of any banking or non-banking subsidiary of ours and are not insured by the Federal Deposit Insurance Corporation, the bank insurance fund or any other governmental agency or instrumentality.

Investing in these securities involves certain risks. See “Risk Factors” beginning on page 16 of our annual report on Form 10-K for the year ended December 31, 2009 which is incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 26, 2010.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we have filed with the Securities and Exchange Commission (SEC) using a “shelf” registration process. Using this process, we may offer any combination of the securities described in this prospectus in one or more offerings.

This prospectus provides you with a general description of the securities we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement and, if applicable, a pricing supplement that will describe the specific terms of the offering. The prospectus supplement and any pricing supplement may also add to, update or change the information contained in this prospectus. Please carefully read this prospectus, the prospectus supplement and any applicable pricing supplement, in addition to the information contained in the documents we refer to under the heading “Where You Can Find More Information.”

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to “Synovus,” “we,” “us,” “our,” or similar references mean Synovus Financial Corp. and its subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on their public reference room. Our SEC filings are also available to the public at the SEC’s web site (http://www.sec.gov).

You may also inspect the reports and other information that we file with the SEC at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” into this prospectus the information we file with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) until all the securities offered by this prospectus have been issued, as described in this prospectus; provided, however, that we are not incorporating by reference any information furnished (but not filed) under Item 2.02 or Item 7.01 of any Current Report on Form 8-K:

(a) Annual Report on Form 10-K for the year ended December 31, 2009, as amended by amendment no. 1 to Annual Report on Form 10-K/A for the year ended December 31, 2009 filed on April 26, 2010;

(b) Those portions of the Definitive Proxy Statement filed by Synovus on March 12, 2010 in connection with its 2010 Annual Meeting of Shareholders that are incorporated by reference into its Annual Report on Form 10-K for the year ended December 31, 2009;

(c) Current Reports on Form 8-K filed January 29, 2010, February 24, 2010 and April 26, 2010,

(d) The description of Synovus’ common stock, $1.00 par value per share, set forth in the registration statement on Form 8-A/A filed with the SEC on December 17, 2008, including any amendment or report filed with the SEC for the purpose of updating this description; and

(e) The description of Synovus’ preferred stock purchase rights, set forth in the Current Report on Form 8-K filed with the SEC on April 26, 2010, including any amendment, report or registration statement on Form 8-A filed with the SEC for the purpose of updating this description.

You may request a copy of these filings at no cost, by writing to or telephoning us at the following address:

Director of Investor Relations

Synovus Financial Corp.

1111 Bay Avenue, Suite 501

Columbus, Georgia 31901

(706) 644-1930

You should rely only on the information incorporated by reference or provided in this prospectus, any prospectus supplement or any pricing supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any pricing supplement is accurate as of any date other than the date on the front of the document and that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference.

USE OF PROCEEDS

We intend to use the net proceeds from the sales of the securities as set forth in the applicable prospectus supplement. We will not receive any proceeds from the sales of any securities by selling securityholders.

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2009		2008		2007	2006	2005
Including interest on deposits	(2.17x	)	0.16x		1.47x	1.71x	2.04x
Excluding interest on deposits	(30.72x	)	(4.52x	)	3.83x	5.28x	5.40x

For the year ended December 31, 2009, earnings were insufficient to cover fixed charges by $1.6 billion (including and excluding interest on deposits). For the year ended December 31, 2008, earnings were insufficient to cover fixed charges by $661.0 million (including and excluding interest on deposits).

DESCRIPTION OF SECURITIES

This prospectus contains a summary of the securities that Synovus or certain selling securityholders to be identified in a prospectus supplement may sell. These summaries are not meant to be a complete description of each security. However, this prospectus and the accompanying prospectus supplement contain the material terms of the securities being offered.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the terms of our common stock and preferred stock but does not purport to be complete, and it is qualified in its entirety by reference to the applicable provisions of federal law governing bank holding companies, Georgia law and our articles of incorporation and bylaws. Our articles of incorporation and bylaws are incorporated by reference as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2009 filed with the SEC. See the “Incorporation of certain information by reference” section of this prospectus supplement.

General

Our authorized capital stock consists of 1,200,000,000 shares of common stock, par value $1.00 per share, and 100,000,000 shares of preferred stock, no par value. As of March 31, 2010, there were 489,843,709 shares of our common stock and 967,870 shares of our preferred stock issued and outstanding.

All outstanding shares of our common stock and preferred stock are, and the shares to be sold under this prospectus supplement will be, when issued and paid for, fully paid and non-assessable.

Common Stock

Voting Rights

Although we only have one class of common stock, certain shares of our common stock are entitled to ten votes per share on each matter submitted to a vote at a meeting of shareholders, including common stock held as described below. The common stock offered in this offering is only entitled to one vote per share on each matter submitted to a vote at a meeting of shareholders. Holders of our common stock are entitled to ten votes on each matter submitted to a vote at a meeting of shareholders for each share of our common stock that:

•	has had the same beneficial owner since April 24, 1986;

•	was acquired by reason of participation in a dividend reinvestment plan offered by us and is held by the same beneficial owner for whom it was acquired under such plan;

•

is held by the same beneficial owner to whom it was issued as a result of an acquisition of a company or business by us where the resolutions adopted by our board of directors approving such issuance specifically reference and grant such rights;

•

was acquired under any employee, officer and/or director benefit plan maintained for one or more of our and/or our subsidiaries’ employees, officers and/or directors, and is held by the same beneficial owner for whom it was acquired under such plan;

•

is held by the same beneficial owner to whom it was issued by us, or to whom it was transferred by us from treasury shares, and the resolutions adopted by our board of directors approving such issuance and/or transfer specifically reference and grant such rights;

•

has been beneficially owned continuously by the same shareholder for a period of forty-eight (48) consecutive months before the record date of any meeting of shareholders at which the share is eligible to be voted;

•

was acquired as a direct result of a stock split, stock dividend or other type of share distribution if the share as to which it was distributed has had the same beneficial owner for a period of forty-eight (48) consecutive months before the record date of any meeting of shareholders at which the share is eligible to be voted; or

•

is owned by a holder who, in addition to shares which are beneficially owned under any of the other requirements set forth above, is the beneficial owner of less than 1,139,063 shares of our common stock, which amount has been appropriately adjusted to reflect the stock splits which have occurred subsequent to April 24, 1986 and with such amount to be appropriately adjusted to properly reflect any other change in our common stock by means of a stock split, a stock dividend, a recapitalization or other similar action occurring after April 24, 1986.

Holders of shares of our common stock not described above are entitled to one vote per share for each such share. A shareholder may own both ten-vote shares and one-vote shares, in which case he or she will be entitled to ten votes for each ten-vote share and one vote for each one-vote share.

In connection with various meetings of our shareholders, shareholders are required to submit to our board of directors satisfactory proof necessary for the board of directors to determine whether such shareholders’ shares of our common stock are ten-vote shares. If such information is not provided to our board of directors, shareholders who would, if they had provided such information, be entitled to ten votes per share, are entitled to only one vote per share.

Our common stock is registered with the SEC and is listed on the NYSE. Accordingly, our common stock is subject to a NYSE rule, which, in general, prohibits a company’s common stock and equity securities from being listed on the NYSE if the company issues securities or takes other corporate action that would have the effect of nullifying, restricting or disparately reducing the voting rights of existing shareholders of the company. However, such rule contains a “grandfather” provision, under which voting rights for our common stock qualifies, which, in general, permits grandfathered disparate voting rights plans to continue to operate as adopted.

Except with respect to voting, ten-vote shares and one-vote shares are identical in all respects and constitute a single class of stock, i.e., our common stock. Neither the ten-vote shares nor the one-vote shares have a preference over the other with regard to dividends or distributions upon liquidation.

Preemptive Rights; Cumulative Voting; Liquidation

Our common stock does not carry any preemptive rights enabling a holder to subscribe for or receive shares of our common stock. In the event of liquidation, holders of our common stock are entitled to share in the distribution of assets remaining after payment of debts and expenses and after required payments to holders of our preferred stock. Holders of shares of our common stock are entitled to receive dividends when declared by the board of directors out of funds legally available therefor, subject to the rights of the holders of our preferred stock. The outstanding shares of our common stock are validly issued, fully paid and nonassessable.

There are no redemption or sinking fund provisions applicable to our common stock.

Dividends

Under the laws of the State of Georgia, we, as a business corporation, may declare and pay dividends in cash or property unless the payment or declaration would be contrary to restrictions contained in our Articles of Incorporation, as amended, and unless, after payment of the dividend, we would not be able to pay our debts when they become due in the usual course of our business or our total assets would be less than the sum of our total liabilities. We are also subject to regulatory capital restrictions that limit the amount of cash dividends that we may pay. Additionally, we are subject to contractual restrictions that limit our ability to pay dividends if there is an event of default under such contract.

Our participation in the Capital Purchase Program limits our ability to increase our quarterly dividend on our common stock beyond $0.06 without the consent of the Treasury until the earlier of December 19, 2011 or until the Series A Preferred Stock has been redeemed in whole or until the Treasury has transferred all of the Series A Preferred Stock to a third party.

The primary sources of funds for our payment of dividends to our shareholders are dividends and fees to us from our banking and nonbanking affiliates. Various federal and state statutory provisions and regulations limit the amount of dividends that our subsidiary banks may pay. Under the regulations of the Georgia Department of Banking and Finance, a Georgia bank must have approval of the Georgia Department of Banking and Finance to pay cash dividends if, at the time of such payment:

•	the ratio of Tier 1 capital to adjusted total assets is less than 6%;

•	the aggregate amount of dividends to be declared or anticipated to be declared during the current calendar year exceeds 50% of its net after-tax profits for the previous calendar year; or

•	its total classified assets in its most recent regulatory examination exceeded 80% of its Tier 1 capital plus its allowance for loan losses, as reflected in the examination.

For those of our subsidiary banks chartered in Alabama, Florida or Tennessee, the approval of the appropriate state banking department is generally required if the total of all dividends declared in any year would exceed the total of its net profits for that year combined with its retained net profits for the preceding two years less any required transfers to surplus. In addition, the approval of the Office of the Comptroller of the Currency is required for a national bank to pay dividends in excess of the bank’s retained net income for the current year plus retained net income for the preceding two years.

The FDIC Improvement Act generally prohibits a depository institution from making any capital distribution, including payment of a dividend, or paying any management fee to its holding company if the institution would thereafter be undercapitalized. In addition, federal and state banking regulations applicable to us and our bank subsidiaries require minimum levels of capital which limit the amounts available for payment of dividends.

In addition, the Federal Reserve Board, through guidance reissued on February 24, 2009, and reissued March 27, 2009, also has supervisory policies and guidance that:

•

may restrict the ability of a bank or financial services holding company from paying dividends on any class of capital stock or any other Tier 1 capital instrument if the holding company is not deemed to have a strong capital position;

•	states that a holding company should reduce or eliminate dividends when:

•	the holding company’s net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends;

•	the holding company’s prospective rate of earnings retention is not consistent with the holding company’s capital needs and overall current and prospective financial condition; or

•	the holding company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios; and

•

requires that a holding company must inform the Federal Reserve Board in advance of declaring or paying a dividend that exceeds earnings for the period (e.g., quarter) for which the dividend is being paid or that could result in a material adverse change to the organization’s capital structure; declaring or paying a dividend in either circumstance could raise supervisory concerns.

In the current financial and economic environment, the Federal Reserve Board has indicated that bank holding companies should carefully review their dividend policy and has discouraged payment ratios that are at maximum allowable levels unless both asset quality and capital are very strong. In addition to the restrictions described above, and as a result of the memorandum of understanding we entered into with the Federal Reserve Bank of Atlanta and the Georgia Commissioner, we must seek the Federal Reserve’s permission to increase our dividend above its current level of $0.01 per quarter. Furthermore, some of our banking affiliates have in the past been, and are presently, required to secure prior regulatory approval for the payment of dividends to us in excess of regulatory limits. There is no assurance that any such regulatory approvals will be granted. For additional restrictions on our ability to pay dividends on our common stock, see the “Dividends” and “Risk factors — We presently are subject to, and in the future may become subject to additional, supervisory actions and/or enhanced regulation that could have a material negative effect on our business, operating flexibility, financial condition and the value of our common stock” sections of this prospectus supplement.

Federal and state banking regulations applicable to us and our banking subsidiaries require minimum levels of capital which limit the amounts available for payment of dividends.

Preferred Stock and Warrants

On December 19, 2008, we issued to the Treasury 967,870 shares of our Series A Preferred Stock, having a liquidation amount per share equal to $1,000, for a total liquidation preference of $967,870,000. The Series A Preferred Stock pays cumulative dividends at a rate of 5% per year for the first five years and thereafter at a rate of 9% per year. We may not redeem the Series A Preferred Stock before February 15, 2012 except with the proceeds from a qualified equity offering of not less than $241,967,500. After February 15, 2012, we may, with the consent of the FDIC, redeem, in whole or in part, the Series A Preferred Stock at the liquidation amount per share plus accrued and unpaid dividends. The Series A Preferred Stock is generally non-voting. Until the earlier of December 19, 2011 or until we have redeemed the Series A Preferred Stock or until the Treasury has transferred the Series A Preferred Stock to a third party, the consent of the Treasury will be required for us to (1) declare or pay any dividend or make any distribution on common stock other than regular quarterly cash dividends of not more than $0.06 per share, or (2) redeem, repurchase or acquire our common stock or other equity or capital securities, other than in connection with benefit plans consistent with past practice. A consequence of the Series A Preferred Stock purchase includes certain restrictions on executive compensation that could limit the tax deductibility of compensation that we pay to our executive management. The recently enacted ARRA and the Treasury’s February 10, 2009, Financial Stability Plan and regulations issued on June 15, 2009 may retroactively affect us and modify the terms of the Series A Preferred Stock. In particular, the ARRA provides that the Series A Preferred Stock may now be redeemed at any time with the consent of the FDIC.

As part of our issuance of the Series A Preferred Stock, we also issued the Treasury a warrant to purchase up to 15,510,737 shares of our common stock, which we refer to as the “Warrant,” at an initial per share exercise price of $9.36. The Warrant provides for the adjustment of the exercise price and the number of shares of our common stock issuable upon exercise pursuant to customary anti-dilution provisions, such as upon stock splits or distributions of securities or other assets to holders of our common stock, and upon certain issuances of our common stock at or below a specified price relative to the initial exercise price. Neither the issuance of the shares of common stock in this offering nor the Exchange Offer will trigger the anti-dilution provisions of the Warrant. The Warrant expires on December 19, 2018. Pursuant to the Securities Purchase Agreement, the Treasury has agreed not to exercise voting power with respect to any shares of common stock issued upon exercise of the Warrant.

Rights Plan

On April 26, 2010, our board of directors adopted a Shareholder Rights Plan (the “Rights Plan”). The purpose of the Rights Plan is to protect our ability to use certain tax assets, such as net operating loss carryforwards, capital loss carryforwards and certain built-in losses (the “Tax Benefits”), to offset future income. Our use of the Tax Benefits in the future would be substantially limited if we experience an “ownership change” for U.S. federal income tax purposes. In general, an “ownership change” will occur if there is a cumulative change in our ownership by “5-percent shareholders” (as defined under U.S. income tax laws) that exceeds 50 percentage points over a rolling three-year period.

The Rights Plan is designed to reduce the likelihood that we will experience an ownership change by discouraging (i) any person or group from becoming (a) a beneficial owner of 5% or more of the then outstanding common stock of Synovus or (b) a “5-percent shareholder” (as defined under the U.S. income tax laws) with respect to Synovus (in either case, a “Threshold Holder”) and (ii) any existing Threshold Holder from acquiring any additional stock of Synovus. There is no guarantee, however, that the Rights Plan will prevent us from experiencing an ownership change.

A corporation that experiences an ownership change will generally be subject to an annual limitation on certain of its pre-ownership change tax assets in an amount generally equal to the equity value of the corporation immediately before the ownership change, multiplied by the “long-term tax-exempt rate” (subject to certain adjustments).

After giving careful consideration to this issue, our board of directors has concluded that the Rights Plan is in the best interests of Synovus and its shareholders.

In connection with the adoption of the Rights Plan, on April 26, 2010, our board of directors declared a dividend of one preferred stock purchase right (a “Right”) for each share of common stock outstanding at the close of business on April 29, 2010 (the “Record Date”) and authorized the issuance of one Right (subject to adjustment) in respect of each share of common stock issued after the Record Date.

Each Right will initially represent the right to purchase, for $12.00 (the “Purchase Price”), one one-millionth of a share of Series B Participating Cumulative Preferred Stock, no par value (the “Preferred Stock”). The terms and conditions of the Rights are set forth in the Rights Plan.

The Rights will not be exercisable until the earlier of (i) the close of business on the 10th business day after the date (the “Stock Acquisition Date”) of the announcement that a person has become an Acquiring Person (as defined below) and (ii) the close of business on the 10th business day (or such later day as may be designated prior to the Stock Acquisition Date by our board of directors) after the date of the commencement of a tender or exchange offer by any person that could, if consummated, result in such person becoming an Acquiring Person. The date that the Rights become exercisable is referred to as the “Distribution Date.”

After any person has become an Acquiring Person, each Right (other than Rights treated as beneficially owned under certain U.S. tax rules by the Acquiring Person and certain of its transferees) will generally entitle the holder to purchase for the Purchase Price a number of millionths of a share of the Preferred Stock having a market value of twice the Purchase Price.

An “Acquiring Person” means, in general, any Threshold Holder other than (A) Synovus or any subsidiary or employee benefit plan or compensation arrangement of Synovus; (B) the United States government; (C) certain “Existing Holders” (as defined in the Rights Plan) so long as each such holder does not acquire any additional stock of Synovus; (D) certain “Strategic Investors” (as defined in the Rights Plan) designated as such by our board of directors, so long as each such Strategic Investor satisfies the applicable requirements in the Rights Plan; (E) any person that our board of directors determines, in its sole discretion, has inadvertently become a Threshold Holder, so long as such person promptly divests sufficient shares so that such person is no longer a Threshold Holder; (F) any person that our board of directors determines, in its sole discretion, has not jeopardized or endangered, and likely will not jeopardize or endanger, our utilization of our Tax Benefits, so long as each such person does not acquire any additional stock of Synovus; and (G) any person that acquires at least a majority of our common stock through a “Qualified Offer” (as defined in the Rights Plan).

At any time on or after a Stock Acquisition Date, our board of directors may generally exchange all or part of the Rights (other than Rights treated as beneficially owned under certain U.S. tax rules by the Acquiring Person and certain of its transferees) for shares of Preferred Stock at an exchange ratio of one one-millionth of a share of Preferred Stock per Right.

The issuance of the Rights is not taxable to holders of our common stock for U.S. federal income tax purposes.

Our board of directors may redeem all of the Rights at a price of $0.000001 per Right at any time before a Distribution Date.

Prior to a Distribution Date, (i) the Rights will be attached to the shares of our common stock, (ii) in the case of certificated shares, the Rights will be evidenced by the certificates representing the shares, (iii) the Rights will be transferred with our common stock and (iv) the registered holders of our common stock will be deemed to be the registered holders of the Rights. After the Distribution Date, the Rights agent will mail separate certificates evidencing the Rights to each record holder of our common stock as of the close of business on the Distribution Date (other than common stock treated as beneficially owned under certain U.S. tax rules by the Acquiring Person and certain of its transferees), and thereafter the Rights will be transferable separately from our common stock. The Rights will expire on April 27, 2013, unless earlier exchanged or redeemed.

At any time prior to a Distribution Date, the Rights Plan may be amended in any respect. At any time after the occurrence of a Distribution Date, the Rights Plan may be amended in any respect that does not adversely affect Rights holders (other than any Acquiring Person or its affiliates).

A Rights holder has no rights as a shareholder of Synovus, including the right to vote and to receive dividends. The Rights Plan includes anti-dilution provisions designed to maintain the effectiveness of the Rights.

The above summary of the Rights Plan is qualified by the full text of the Rights Plan being filed as Exhibit 4.1 to Synovus’ Form 8-K filed with the SEC on April 26, 2010, and incorporated herein by reference in its entirety.

Anti-Takeover Provisions

As described below, our Articles of Incorporation, Bylaws and Rights Plan contain several provisions that may make us a less attractive target for an acquisition of control by an outsider who lacks the support of our board of directors.

Supermajority Approvals

Under our Articles of Incorporation and Bylaws, as currently in effect, the vote or action of shareholders possessing 66 2/3% of the votes entitled to be cast by the holders of all the issued and outstanding shares of our common stock is required to:

•	call a special meeting of our shareholders;

•	fix, from time to time, the number of members of our board of directors;

•	remove a member of our board of directors;

•

approve any merger or consolidation of our company with or into any other corporation, or the sale, lease, exchange or other disposition of all, or substantially all, of our assets to or with any other corporation, person or entity, with respect to which the approval of our shareholders is required by the provisions of the corporate laws of the State of Georgia; and

•	alter, delete or rescind any provision of our Articles of Incorporation.

This allows directors to be removed only by 66 2/3% of the votes entitled to be cast at a shareholders’ meeting called for that purpose. A potential acquiror with shares recently acquired, and not entitled to 10 votes per share, may be discouraged or prevented from soliciting proxies for the purpose of electing directors other than those nominated by current management for the purpose of changing our policies or control of our company.

Shareholder Action

The Bylaws allow action by the shareholders without a meeting only by unanimous written consent.

Advance Notice for Shareholder Proposals or Nominations at Meetings

In accordance with our Bylaws, shareholders may nominate persons for election to the board of directors or bring other business before a shareholders’ meeting only by delivering prior written notice to us and complying with certain other requirements. With respect to any annual meeting of shareholders, such notice must generally be received by our Corporate Secretary no later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting. With respect to any special meeting of shareholders, such notice must generally be received by our Corporate Secretary no later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to date of the special meeting (or if the first public announcement of the date of the special meeting is less than 100 days prior to the date of such special meeting, the 10th day following the day on which public announcement of the date of such special meeting is made by us). Any notice provided by a shareholder under these provisions must include the information specified in the Bylaws.

Evaluation of Business Combinations

Our Articles of Incorporation also provide that in evaluating any business combination or other action, our board of directors may consider, in addition to the amount of consideration involved and the effects on us and our shareholders, (1) the interests of our employees, depositors and customers and our subsidiaries and the communities in which offices of the corporation or our subsidiaries are located (collectively, the “Constituencies”), (2) the reputation and business practices of the offeror and its management and affiliates as it may affect the Constituencies and the future value of our stock and (3) any other factors the board of directors deems pertinent.

Rights Plan

Our board of directors adopted the Rights Plan (which is described in more detail in the section entitled “Description of Capital Stock — Rights Plan”) on April 26, 2010. The Rights Plan was adopted in an effort to protect our ability to use certain Tax Benefits and is not designed as an “anti-takeover plan” (for example, it does not apply to acquisitions of at least a majority of our common stock made in connection with a qualified offer to acquire 100% of our common stock). The Rights Plan may, however, have an anti-takeover effect in that it will cause substantial dilution to any person or group who attempts to acquire a significant interest in Synovus without advance approval from our board of directors. As a result, one effect of the Rights Plan may be to render more difficult or discourage any attempt to acquire Synovus.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase our debt or equity securities or securities of third parties or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing. Warrants may be issued independently or together with any other securities and may be attached to, or separate from, such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in the applicable prospectus supplement.

DESCRIPTION OF DEBT SECURITIES

The debt securities will be our direct unsecured general obligations. The debt securities will be either senior debt securities, subordinated debt securities or junior subordinated debt securities. The debt securities will be issued under one or more separate indentures between us and a trustee to be named therein, as trustee. Senior debt securities will be issued under senior indentures. Subordinated debt securities will be issued under a subordinated indenture. Junior subordinated debt securities will be issued under a junior subordinated indenture. Each of the senior indentures, the subordinated indenture and the junior subordinated indenture is referred to as an indenture. The material terms of any indenture will be set forth in the applicable prospectus supplement.

DESCRIPTION OF PURCHASE CONTRACTS

We may issue purchase contracts for the purchase or sale of:

•

debt or equity securities issued by us or securities of third parties, a basket of such securities, an index or indices of such securities or any combination of the above as specified in the applicable prospectus supplement;

•	currencies; or

•	commodities.

Each purchase contract will entitle the holder thereof to purchase or sell, and obligate us to sell or purchase, on specified dates, such securities, currencies or commodities at a specified purchase price, which may be based on a formula, all as set forth in the applicable prospectus supplement. We may, however, satisfy our obligations, if any, with respect to any purchase contract by delivering the cash value of such purchase contract or the cash value of the property otherwise deliverable or, in the case of purchase contracts on underlying currencies, by delivering the underlying currencies, as set forth in the applicable prospectus supplement. The applicable prospectus supplement will also specify the methods by which the holders may purchase or sell such securities, currencies or commodities and any acceleration, cancellation or termination provisions or other provisions relating to the settlement of a purchase contract.

The purchase contracts may require us to make periodic payments to the holders thereof or vice versa, which payments may be deferred to the extent set forth in the applicable prospectus supplement, and those payments may be unsecured or prefunded on some basis. The purchase contracts may require the holders thereof to secure their obligations in a specified manner to be described in the applicable prospectus supplement. Alternatively, purchase contracts may require holders to satisfy their obligations thereunder when the purchase contracts are issued. Our obligation to settle such pre-paid purchase contracts on the relevant settlement date may constitute indebtedness. Accordingly, pre-paid purchase contracts will be issued under either the senior indenture or the subordinated indenture.

DESCRIPTION OF UNITS

As specified in the applicable prospectus supplement, we may issue units consisting of one or more purchase contracts, warrants, debt securities, shares of preferred stock, shares of common stock or any combination of such securities.

FORMS OF SECURITIES

Each debt security, warrant and unit will be represented either by a certificate issued in definitive form to a particular investor or by one or more global securities representing the entire issuance of securities. Certificated securities in definitive form and global securities will be issued in registered form. Definitive securities name you or your nominee as the owner of the security, and in order to transfer or exchange these securities or to receive payments other than interest or other interim payments, you or your nominee must physically deliver the securities to the trustee, registrar, paying agent or other agent, as applicable. Global securities name a depositary or its nominee as the owner of the debt securities, warrants or units represented by these global securities. The depositary maintains a computerized system that will reflect each investor’s beneficial ownership of the securities through an account maintained by the investor with its broker/dealer, bank, trust company or other representative, as we explain more fully below.

Registered Global Securities

We may issue the registered debt securities, warrants and units in the form of one or more fully registered global securities that will be deposited with a depositary or its nominee identified in the applicable prospectus supplement and registered in the name of that depositary or nominee. In those cases, one or more registered global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal or face amount of the securities to be represented by registered global securities. Unless and until it is exchanged in whole for securities in definitive registered form, a registered global security may not be transferred except as a whole by and among the depositary for the registered global security, the nominees of the depositary or any successors of the depositary or those nominees.

If not described below, any specific terms of the depositary arrangement with respect to any securities to be represented by a registered global security will be described in the prospectus supplement relating to those securities. We anticipate that the following provisions will apply to all depositary arrangements.

Ownership of beneficial interests in a registered global security will be limited to persons, called participants, that have accounts with the depositary or persons that may hold interests through participants. Upon the issuance of a registered global security, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal or face amounts of the securities beneficially owned by the participants. Any dealers, underwriters or agents participating in the distribution of the securities will designate the accounts to be credited. Ownership of beneficial interests in a registered global security will be shown on, and the transfer of ownership interests will be effected only through, records maintained by the depositary, with respect to interests of participants, and on the records of participants, with respect to interests of persons holding through participants. The laws of some states may require that some purchasers of securities take physical delivery of these securities in definitive form. These laws may impair your ability to own, transfer or pledge beneficial interests in registered global securities.

So long as the depositary, or its nominee, is the registered owner of a registered global security, that depositary or its nominee, as the case may be, will be considered the sole owner or holder of the securities represented by the registered global security for all purposes under the applicable indenture, warrant agreement or unit agreement. Except as described below, owners of beneficial interests in a registered global security will not be entitled to have the securities represented by the registered global security registered in their names, will not receive or be entitled to receive physical delivery of the securities in definitive form and will not be considered the owners or holders of the securities under the applicable indenture, warrant agreement or unit agreement. Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for that registered global security and, if that person is not a participant, on the procedures of the participant through which the person owns its interest, to exercise any rights of a holder under the applicable indenture, warrant agreement or unit agreement.

We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder is entitled to give or take under the applicable indenture, warrant agreement or unit agreement, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take that action, and the participants would authorize beneficial owners owning through them to give or take that action or would otherwise act upon the instructions of beneficial owners holding through them.

Principal, premium, if any, and interest payments on debt securities, and any payments to holders with respect to warrants or units, represented by a registered global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the registered global security. None of Synovus, the trustees, the warrant agents, the unit agents or any other agent of Synovus, agent of the trustees or agent of the warrant agents or unit agents will have any responsibility or liability for any aspect of the records relating to payments made on account of beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

We expect that the depositary for any of the securities represented by a registered global security, upon receipt of any payment of principal, premium, interest or other distribution of underlying securities or other property to holders on that registered global security, will immediately credit participants’ accounts in amounts proportionate to their respective beneficial interests in that registered global security as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in a registered global security held through participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.

If the depositary for any of these securities represented by a registered global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange Act and a successor depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 days, we will issue securities in definitive form in exchange for the registered global security that had been held by the depositary. Any securities issued in definitive form in exchange for a registered global security will be registered in the name or names that the depositary gives to the relevant trustee, warrant agent, unit agent or other relevant agent of ours or theirs. It is expected that the depositary’s instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the registered global security that had been held by the depositary.

PLAN OF DISTRIBUTION

Synovus and/or the selling securityholders, if applicable, may sell the securities in one or more of the following ways (or in any combination) from time to time:

•	through underwriters or dealers;

•	directly to a limited number of purchasers or to a single purchaser; or

•	through agents.

The prospectus supplement will state the terms of the offering of the securities, including:

•	the name or names of any underwriters, dealers or agents;

•	the purchase price of such securities and the proceeds to be received by Synovus, if any;

•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If we and/or the selling securityholders, if applicable, use underwriters in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including:

•	negotiated transactions,

•	at a fixed public offering price or prices, which may be changed,

•	at market prices prevailing at the time of sale,

•	at prices related to prevailing market prices or

•	at negotiated prices.

Unless otherwise stated in a prospectus supplement, the obligations of the underwriters to purchase any securities will be conditioned on customary closing conditions and the underwriters will be obligated to purchase all of such series of securities, if any are purchased.

We and/or the selling securityholders, if applicable, may sell the securities through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

We and/or the selling securityholders, if applicable, may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from Synovus at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we pay for solicitation of these contracts.

Underwriters and agents may be entitled under agreements entered into with Synovus and/or the selling securityholders, if applicable, to indemnification by Synovus and/or the selling securityholders, if applicable, against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the underwriters or agents may be required to make. Underwriters and agents may be customers of, engage in transactions with, or perform services for Synovus and its affiliates in the ordinary course of business.

Each series of securities will be a new issue of securities and will have no established trading market other than the common stock which is listed on the New York Stock Exchange. Any underwriters to whom securities are sold for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The securities, other than the common stock, may or may not be listed on a national securities exchange.

LEGAL OPINIONS

The validity of the securities will be passed upon by Alana L. Griffin, Deputy General Counsel of Synovus. Any underwriters will be represented by their own legal counsel.

EXPERTS

The consolidated financial statements of Synovus Financial Corp. and subsidiaries as of December 31, 2009 and 2008, and for each of the years in the three-year period ended December 31, 2009, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009 have been incorporated by reference herein to Synovus’ Annual Report on Form 10-K/A for the year ended December 31, 2009 in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2009 consolidated financial statements refers to a change in the method of accounting for split-dollar life insurance arrangements and the election of the fair value option for mortgage loans held for sale and certain callable brokered certificates of deposit in 2008.